2 to make dramatic improvements in a process to greatly enhance productivity, marketability and cost-effectiveness

AR/S

P.E.
12-31-02

1-8142

ENGELHARD CORP

2002 ANNUAL REPORT

en•gel•hard [en'gəl härd']

TRANSITIVE VERB

1 to solve ingeniously, often by applying an extraordinary expertise in surface and materials science, changing the nature of a product, a market or the world 2 to make dramatic improvements in a process to greatly enhance productivity, marketability and cost-effectiveness 3 to invest in a company that does all of this and watch that investment grow

OK

TO OUR SHAREHOLDERS



Barry W. Perry
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The true power of an idea is how well it stands up in the face of adversity.

I'm pleased to report that the new strategic direction we launched for Engelhard in 2001 was validated again in 2002 – in spite of another year of deepening economic weakness and growing uncertainty over prospects for any significant, near-term recovery.

Yet in 2002, we met expectations for the year. Equally important, we did so while we continued to fund our growth initiatives and delivered on the financial commitments we made beyond earnings per share.

In 2002, we:

- Generated substantial free cash flow – after capital expenditures and after contributing $50 million to our pension plans;
- Reduced net debt by an additional $45 million, which brought our debt-to-capital ratio to a seven-year low of 36%, keeping us well positioned financially to continue pursuing strategic acquisitions and share buybacks;
- Used a net $85 million of incremental cash to purchase 4.7 million of our shares; and
- Delivered a return on invested capital substantially above our weighted average cost of capital.

Driving these results is the momentum that continues to build for our new strategic direction – a new idea of Engelhard that not only redefines who we are, but also what's possible for our shareholders, our customers and ourselves.

We use five interrelated pieces to create the mosaic that is this new Engelhard. As part of a mosaic, no one piece stands alone in characterizing the essence of our company. Together, they capture our focus, strategy, culture and commitment:

- We are a surface and materials science company – those are our core competencies;
- Propelled by a strategic context of being technology based and market driven;
- Enabled by the ingenuity of our people;
- Enhanced by a passion for productivity; and
- Leveraged by a seamlessly integrated, decentralized operating culture.

We continue to aggressively communicate this platform – both internally and externally – because the more we do, the better people appreciate its potential and what it allows. This is particularly true of our employees, who have embraced it, run with it and, with each new accomplishment, redefine what's possible.

First is understanding that we are not a catalyst company, a pigment company or a metals chemistry company. We are a **surface and materials science company**. We functionalize surfaces, and we share common core competencies across all our segments. The catalyst that enables gasoline to be produced from crude oil, the special effect in a lady's eye shadow, the nanoparticle that enables the safe release of chlorine dioxide in ice machines and the environmental catalyst on the Hong Kong ferry all come from the same technology base.

We convert our competencies in surface and materials science into growth and value through a strategic context of being **technology based and market driven**. Being technology based and market driven is a proxy for value.

Strategically, we're focused on driving our technology into an ever-widening array of served markets. That's because businesses aren't cyclical – markets are, and we don't want our businesses to be captive to any individual market or cycle. Our goal is to make our businesses increasingly stable as we drive growth.

V

Redefining Engelhard as a surface and materials science company, bringing our core competencies into focus and recognizing that those competencies can be applied across multiple markets has had a profound effect on how we think, which, in turn, has opened new doors.

For example, if you define yourself as having a paper pigments business – as Engelhard once did – you would never see the opportunity to apply the same underlying technology to develop a unique line of crop protectants or performance additives for architectural concrete. Today, both of those applications are commercial realities.

At Engelhard, the bridge between technology and the marketplace is **ingenuity**. It may be captured in taking a technology from one business unit and using it to create a new market opportunity in another, or it may result in using assets across plants or business units to conserve capital and lower costs.

Ingenuity also fuels our **passion for productivity**. Productivity is more than cost cutting. Cost cutting without changing behaviors or processes is rarely sustainable. Yes, there are times when you must cut costs. That's a reality of managing cycles and market dislocations, but those represent events. At Engelhard, productivity has become a cultural process rather than a management event.

The most obvious opportunity for productivity improvement lies within our manufacturing sites, but our view is much broader. It also applies to how we go to market and how we deliver our products and services.

Productivity is the speed and frequency with which we develop and commercialize new technical advances as well as the minimization of the cost of these initiatives. It is how we generate the margins that fund growth.

True productivity, therefore, is a tool for growth, not contraction.

The fifth and final element of the Engelhard mosaic enables us to maximize the value we create from the other four – **managing the company as a seamlessly integrated, decentralized enterprise** rather than as a federation of businesses.

This operating culture enables us to leverage all that's common across our enterprise: our core competencies in surface and materials science; our strategic context of being technology based and market driven; the ingenuity of our people; and our shared passion for productivity. It enables us to leverage assets, knowledge, information and human capital across the enterprise. We're using this philosophy to drive operational simplicity that facilitates strategic speed by eliminating the political and bureaucratic noise between our business units, plants and functions.

Most important, we're using this approach to generate growth and deliver value. In 2002, it enabled us to:

- Gain greater market penetration for *NaphthaMax*, a high-value family of products based on technology from our pigments business that enables petroleum refiners to increase gasoline yields by 2%;
- Launch *FlexTec* catalyst that enables petroleum refiners to significantly boost the amount of gasoline they can produce from "bottom-of-the-barrel" crude oil;
- Introduce *CLEANOx* additive for the petroleum refining market based on technology from our environmental technologies business that destroys pollutants in the refining process before they become harmful emissions;
- Operate our new gas-to-liquids catalyst plant at full capacity for the year, with an order backlog for this technology through at least 2005;
- Ramp up our emission-control program for original equipment manufacturers of diesel engines, while adding to our record of success in the diesel retrofit market by landing a major contract in Hong Kong;
- Develop a new line of effect pigments based on borosilicate technology that creates unique special effects for makers of cosmetics, personal care products, packaging, coatings and plastics; and
- Secure additional commercial sales to fuel cell applications, while better positioning ourselves to capitalize on this longer-term, developing growth opportunity.

Our ability to reach across our enterprise to develop and commercialize new technologies, coupled with our passion for productivity, has enabled Engelhard to continue to outperform our industry through this prolonged downturn. Equally important, they position us to capitalize when recovery finally occurs.

I hope you took the time to read the brief case study at the beginning of this annual report. It's a great example of the value our strategic direction is delivering. It's also a great example of the excitement, accomplishment and personal satisfaction our people are feeling as they see and deliver on new possibilities.

It's their enthusiasm, ingenuity and drive that fuel my optimism for the power of our strategic direction to create wealth for all our shareholders.

Barry W. Perry
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

March 1, 2003

Engelhard is, by definition, an ingenious problem solver. Among our customers, we've become synonymous with leading-edge technologies, improved functionality, more market impact, reduced costs and greater productivity. Whether it's an auto manufacturer looking for a cost-effective but powerful way to meet tough emissions regulations, or an oil refiner searching to boost yield from a barrel of crude oil, more companies throughout the world, in an ever-widening array of markets, are turning to Engelhard. Why? Because our company is uniquely equipped to redefine our customers' products and markets, and to help make the world a better place. Take a look ...

1 *Aurora* iridescent film that dazzles young consumers features eye-catching effects that grab Moms and Dads, too. **2** With new *Siliperl GL* silica gel, images pop from your favorite magazines. **3** In 2002, we announced plans to expand capacity to meet demand for our *Lynx 1000* polyolefin catalysts, which enable polypropylene producers to impart greater durability in everything from carpet fibers and storage containers to car bumpers and toys. **4** *Surround* crop protectants ensure fresh fruit on your table even after a hot, dry growing season. **5-17** SEE THE INSIDE BACK COVER.



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Home Sweet Home
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1 Our new emission-control system for diesel engines was picked up on the Ford Super Duty F-series diesel trucks. **2** Our *NaphthaMax* fluid-cracking catalysts and NOx abatement additives boost gasoline yields and enable oil refiners to meet emissions standards. **3** Last year, more gas-powered tools employed our catalytic muffler for two-stroke engines ... making the great outdoors that much greater. **4** In 2002, the U.S. Environmental Protection Agency granted registration for our *Aseptrol* controlled-release chlorine dioxide technology for use in water purification tablets. **5-15** SEE THE INSIDE BACK COVER.



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1 The new Volvo XC90, equipped with our unique smog-eating technology, rolled into showrooms and onto the streets in 2002. **2** On the catwalks, luminous models shimmer and sparkle from head to toe with cosmetics, personal care products and fashions using our effect pigments and *Aurora* iridescent film. **3** Our *MetaMax* concrete additive adds strength and brightness to traffic barriers, buildings, even sidewalk curbs. **4** Designer water? Yes, even water comes in many styles and sizes. Check out the blue cap on that one. **5-18** SEE THE INSIDE BACK COVER.


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ONE WAY



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1 GOOAAL! The official ball of the 2002 World Cup grabbed global attention with our special-effect pigment technology. **2** A new Engelhard facility in The Netherlands makes catalysts that convert natural gas into liquid fuels that power jets across our skies. **3** What makes food taste so good? Fats and oils, of course, made with our catalysts. **4** Can't stand the heat? Our *Meteor* and *Meteor Plus* color pigments can. So barbecue grills will look as good as new in wind, rain or shine. **5-16** SEE THE INSIDE BACK COVER.



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Environmental Technologies

ENGELHARD

Products and Services

- emission-control catalysts and related system technologies
- emission system design and development
- engine testing
- fuel cell materials*
- ozone-abatement catalysts and systems
- specialty fabricated precious metal products
- thermal spray and coating technologies

Served Markets and Applications

- aerospace
- automotive [gasoline and diesel]
- bus, truck and service vehicles [gasoline and diesel]
- household appliances
- materials handling, mining and construction
- medical instruments
- motorcycles
- power generation [gas turbines]
- process industries
- restaurants
- utility engines [lawn and garden, snowmobile, jet ski, ...]

Value Delivered

- cost-effective regulatory compliance
- energy management*
- improved air quality
- improved product performance
- market identity

Materials Services

Products and Services

- assay services
- inventory management
- logistics/security
- precious- and base-metal price hedging
- precious-metal-based solutions
- refining and recycling
- sales/supply of precious and base metals

Served Markets and Applications

- automotive
- chemical
- dental
- electronics
- glass
- jewelry
- mining
- petroleum
- pharmaceutical
- recycling

Value Delivered

- "full-loop" metal management
- price-risk management
- reliable, cost-effective raw material supply

* Ventures – reported within the "All Other" category. See Note 18, "Business Segment and Geographic Area Data."

Process Technologies

Value Delivered

- cleaner, healthier water*
- disinfection*
- enhanced yields
- environmental compliance
- odor elimination*
- process improvement
- product improvement

Served Markets and Applications

- agricultural chemicals
- fats and oils
- fine chemicals
- flavors and fragrances
- gas-to-liquids
- military*
- oleochemicals
- petrochemicals
- petroleum/natural gas
- pharmaceuticals
- polyolefins
- water purification*

Products and Services

- analysis, characterization and evaluation
- antimicrobials*
- bleaching clays
- catalyst scale-up
- cracking catalysts and additives
- custom catalysts
- desiccants and adsorbents*
- sorbents
- specialty zeolites*
- water purification materials*
- Ziegler-Natta catalysts

UE

ERED

Appearance and Performance Technologies

Value Delivered

- enhanced image and functionality
- eye-catching market identity
- improved product performance
- manufacturing efficiency

Served Markets and Applications

- agricultural
- automotive
- concrete and construction
- cosmetics and personal care
- decorative consumer products
- electronics
- household applications
- packaging
- paints, coating and inks
- paper
- pharmaceuticals
- plastics
- rubber
- textiles and fashion

Products and Services

- color pigments and dispersions
- crop protectants
- iridescent films
- performance minerals
- pigments and extenders for paper
- special-effect pigments
- trend and color forecasting



McIntyre, Georgia

Phil Bleser
Walter Carswell
Donald DeFoe
Edward Griffin
Wayne Hale
Bill Kelly
Emmo Lord
Lee Pennington
Bruce Shrewsbury
Lucius Youngblood



Iselin, New Jersey and Seneca, South Carolina

Shawn Beavers
Gary Bush
Robert Frazier
Al Krist
Al Maglio
Herb Richardson
Paul Stafford

2002 EXCEPTIONAL QUALITY AWARD WINNERS

Everything we've highlighted in this year's report reflects the positive, cumulative effect that dedicated individuals can have when they share their ideas, challenge accepted ways of doing their jobs and apply ingenuity and personal integrity in pursuit of their passion for productivity. The Engelhard Exceptional Quality Award recognizes the extraordinary accomplishments of individuals working together to help make our company stronger and our customer solutions better.

Engelhard is pleased and proud to recognize the recipients of its 2002 Exceptional Quality Award.



Duncan, South Carolina

John Jarbo
Dave Somerville
Chris Tanner
Jesse Waddell



Louisville, Kentucky

Ed Davis
Gary DeWitt
Marty Frakes
Al Goebel
Rory Goffner
Jim Hyrne
Glenn Kays
Mike Payne
Mike Ritchie
Jim Wade
Jimmy Wells
Marty Wells

3 to invest in a company that does all of this and watch that investment grow

FINANCIAL HIGHLIGHTS

FOR THE YEAR [in millions, except per-share amounts]	[As reported] **2002**	[As adjusted] **2002***	2001
Net sales	**$3,753.6**	**$3,753.6**	$5,096.9
Earnings before interest and taxes	**263.3**	**319.8**	349.2
Net earnings	**171.4**	**228.3**	225.6
Diluted earnings per share	**1.31**	**1.75**	1.71
Research and development	**88.2**	**88.2**	84.3
Depreciation, depletion and amortization	**113.6**	**113.6**	108.5
Capital expenditures	**113.3**	**113.3**	168.9
Cash dividends paid per share	**0.40**	**0.40**	0.40
Return on average *shareholders' equity*	**16.5%**	**22.0%**	24.0%
Average number of shares outstanding – diluted	**130.5**	**130.5**	132.2
Actual number of shares outstanding at year end	**127.8**	**127.8**	129.5

AT YEAR END [$ in millions, except per-share amounts]	**2002**	2001
Total assets	**$3,020.7**	$2,995.5
Working capital	**179.8**	[7.1]
Shareholders' equity	**1,077.2**	1,003.5
Book value per share	**8.43**	7.75
Market price of common stock	**22.35**	27.68
Debt/capital	**36%**	38%
Number of employees	**6,650**	6,540

* 2002 excludes an equity investment impairment of $57.7 million, an insurance settlement gain of $11.0 million [$6.8 million after tax], a Plug Power Inc. investment impairment of $6.7 million [$4.1 million after tax] and a manufacturing consolidation charge of $3.1 million [$1.9 million after tax]. A reconciliation showing the impact these amounts have on net earnings can be found in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

07

NET SALES
[in millions]


$4,246.6
$4,488.0
$5,542.6
$5,096.9
$3,753.6
98
99
00
01
02

EARNINGS BEFORE INTEREST AND TAXES[1]
[in millions]


$319.5
$319.5
$340.7
$332.1²
$308.3
$423.8³
$349.2
$349.2
$263.3
$319.8⁴
98
99
00
01
02

■ As reported

□ As adjusted

1 Amounts may reflect rounding adjustments.

2 Excludes net gains on asset sales of $8.6 million.

3 Excludes special and other charges of $134.2 million and net gains on asset sales of $18.8 million.

4 Excludes the equity investment impairment of $57.7 million, an insurance settlement gain of $11.0 million, the Plug Power Inc. investment impairment of $6.7 million and a manufacturing consolidation charge of $3.1 million.

DILUTED EARNINGS PER SHARE[1]


$1.29
$1.29
$1.47
$1.43²
$1.31
$1.93³
$1.71
$1.71
$1.31
$1.75⁴
98
99
00
01
02

■ As reported

□ As adjusted

1 Amounts may reflect rounding adjustments.

2 Excludes net gains on asset sales of $0.04 per share.

3 Excludes special and other charges of $0.72 per share and net gains on asset sales of $0.10 per share.

4 Excludes the equity investment impairment of $0.44 per share, an insurance settlement gain of $0.05 per share, the Plug Power Inc. investment impairment of $0.03 per share and a manufacturing consolidation charge of $0.01 per share.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY


22.2%
22.2%
23.7%
23.0%¹
20.5%
30.2%²
24.0%
24.0%
16.5%
22.0%³
98
99
00
01
02

■ As reported

□ As adjusted

1 Excludes net gains on asset sales of $6.0 million.

2 Excludes special and other charges of $92.0 million and net gains on asset sales of $12.9 million.

3 Excludes the equity investment impairment of $57.7 million, an insurance settlement gain of $6.8 million, the Plug Power Inc. investment impairment of $4.1 million and a manufacturing consolidation charge of $1.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated, all per-share amounts are presented as diluted earnings per share, as calculated under Statement of Financial Accounting Standards [SFAS] No. 128, "Earnings Per Share."

For a discussion of the Company's critical accounting policies, see page 10.

RESULTS OF OPERATIONS

Net sales were $3.8 billion in 2002, compared with $5.1 billion in 2001 and $5.5 billion in 2000. Net earnings were $171.4 million [$1.31 per share] in 2002, compared with $225.6 million [$1.71 per share] in 2001 and $168.3 million [$1.31 per share] in 2000.

Excluding certain items reported in 2002 and 2000, the Company would have reported net earnings of $228.3 million and $247.4 million for the years ended December 31, 2002 and 2000, respectively. Management believes the amounts as adjusted better reflect the core earnings of the Company. The following table reconciles the Company's net earnings as adjusted with reported net earnings [in millions]:

	2002	2001	2000
Net earnings – as adjusted	**$228.3**	$225.6	$247.4
Plug Power Inc. investment impairment	**[4.1]**	–	–
Equity investment impairment	**[57.7]**	–	–
Special credit/[charge], net – see Note 5	**4.9**	–	[92.0]
Net gains on asset sales	**-**	–	12.9
Net earnings – as reported	**$171.4**	**$225.6**	**$168.3**

The information in the discussion of each segment's results is derived directly from the internal financial reporting system used for management purposes. Items allocated to each segment's results include the majority of corporate operating charges. Unallocated items include interest expense, interest income, royalty income, sale of precious metals accounted for under the last-in, first-out [LIFO] method, certain special and other charges, income taxes, certain information technology development costs and other miscellaneous corporate items.

ENVIRONMENTAL TECHNOLOGIES

The Environmental Technologies segment markets cost-effective compliance with environmental regulations enabled by sophisticated emission-control technologies and systems.

2002 PERFORMANCE Sales increased 5% to $680.4 million, and operating earnings decreased 23% to $109.2 million.

DISCUSSION The majority of this segment's sales and operating earnings are derived from technologies to control pollution from mobile sources, including gasoline- and diesel-powered passenger cars, sport-utility vehicles, trucks, buses and off-road vehicles.

Sales increased primarily from the addition of higher pass-through substrate costs of $32.2 million, an estimated 2% increase in worldwide production of light-duty vehicles and higher volumes in both OEM and retrofit diesel markets. Higher sales were reduced by $15.8 million on lower volumes of emission-control systems for gas turbines used in power-generation applications and by $7.8 million on lower volumes to the surface coatings markets.

Operating earnings decreased primarily from higher expenses of $11.4 million associated with rework for power-generation applications, higher depreciation, depletion and amortization costs of $5.5 million, a manufacturing consolidation charge of $3.1 million recorded in 2002 and higher research and development costs of $3.0 million.

OUTLOOK This segment expects growth in sales and operating earnings as emission-control regulations become stricter around the world and address a much broader range of emission sources. Demand from the automotive market is expected to remain strong in response to the Company's development of several new technologies. Although auto builds are forecasted to be down slightly in 2003, ongoing productivity improvements and increased demand in Asia are expected to support modest growth in this portion of the segment. A significant decline in auto builds could have an unfavorable effect on this segment, depending on the demand for platforms where the segment provides catalysts.

Stationary source comparisons are expected to be unfavorable for catalysts for emission-control systems for gas turbines used in peak-power-generation applications from higher sales a year ago and a decline in demand. Demand is expected to remain soft for technologies related to peak-power-generation due to the current lack of funding for these projects.

Sales of advanced catalysts for medium- and heavy-duty diesel trucks increased in the second half of 2002 and are expected to expand in 2003 as new regulations begin to take effect. Investment in research for medium- and heavy-duty diesel continues at an accelerated pace in anticipation of more stringent regulations scheduled to begin phasing in during 2005 and 2007.

This segment continues to work to reduce its reliance on the automotive market by developing an array of applications not only for medium- and heavy-duty diesel markets, but also for non-automotive markets, including technologies for motorcycles; small engines, such as lawn and garden power equipment; charbroilers; mining and construction; and ozone management.

2001 COMPARED WITH 2000 Sales increased 2% to $646.7 million, and operating earnings increased 22% to $142.4 million. Excluding the impact of special and other charges of $15.4 million in 2000, operating earnings increased 8%.

DISCUSSION [EXCLUDING THE IMPACT OF SPECIAL AND OTHER CHARGES IN 2000] Sales and operating earnings from technologies to control pollution from mobile sources increased 3% and 8%, respectively. In spite of a 5% decline in production of light-duty vehicles in both North America and Europe, earnings increased primarily from higher volumes of auto-emission catalysts in North America.

Sales and earnings also were favorably impacted by strength in the segment's non-automotive markets, primarily from increased volumes of emission-control systems for gas turbines used in peak-power-generation. These increases were partly offset by the absence of operating earnings of $5.2 million from the segment's metal-joining products business sold in September 2000 and $1.1 million from the segment's silver nitrate business sold in February 2001. Excluding the results of these dispositions, sales and operating earnings would have increased 9% and 14%, respectively.

PROCESS TECHNOLOGIES

The Process Technologies segment enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

2002 PERFORMANCE Sales decreased 5% to $538.8 million, and operating earnings decreased 1% to $93.0 million.

DISCUSSION Sales and operating earnings were lower in 2002 primarily from lower volumes to the chemical-process and petroleum-refining markets. These decreases were partially offset by increased demand for *Lynx 1000* polypropylene catalysts, *NaphthaMax* refining catalysts and petroleum-refining additives which aggregated $37.2 million, plus the full-year inclusion of the fats and oils catalyst business acquired from Süd Chemie in October 2001 and the introduction of a new gas-to-liquids catalyst in 2002. Sales also were reduced by $17.6 million due to lower precious metal prices, which are passed through to chemical-process catalyst customers in Europe.

Operating earnings were favorably impacted by lower energy and raw material costs of $6.3 million, the elimination of goodwill amortization of $3.6 million related to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," full-year inclusion of results from the fats and oils catalyst business acquired from Süd Chemie in October 2001 of $2.5 million and favorable impact of foreign exchange of $1.6 million.

OUTLOOK Sales and earnings growth in this segment are expected to come from custom process catalysts such as those that enable conversion of gas-to-liquids; high value-add petroleum refining catalysts [primarily *NaphthaMax* and *FlexTec*]; petroleum refining additives; and increased market penetration for polypropylene catalysts. Continued cost management, productivity improvements and product technology advances will also contribute to earnings growth. Capacity expansion of a polyolefin catalyst plant will come online in 2003. Overall weakness in the chemical-process market and relatively flat demand in the petroleum refining market are expected to continue for most of 2003.

2001 COMPARED WITH 2000 Sales of $568.2 million in 2001 were essentially unchanged compared with the same period in 2000, and operating earnings increased 16% to $94.3 million. Excluding the impact of special and other charges of $5.5 million in 2000, operating earnings increased 9%.

DISCUSSION [EXCLUDING THE IMPACT OF SPECIAL AND OTHER CHARGES IN 2000] Sales were unchanged compared with 2000 as higher volumes to chemical-process and petroleum-refining markets were offset by significantly lower precious metal prices, which are passed through to chemical-process catalyst customers in Europe. Excluding the impact of these pass-through metal costs, sales would have increased 8% on higher volumes and prices. The higher volumes were driven by strong demand for *Lynx 1000* catalyst used in the production of polypropylene and *NaphthaMax*, which enables petroleum refiners to increase gasoline yields.

The increase in operating earnings was driven primarily from higher sales volumes that favorably impacted earnings by $7 million, reduced costs from productivity improvements of $5 million, the full-year inclusion of results from the polyolefin catalyst business of Targor GmbH acquired in September 2000 and moderate price increases of $2 million. Earnings in 2001 were held back by higher energy and raw material costs of $9 million.

APPEARANCE AND PERFORMANCE TECHNOLOGIES

The Appearance and Performance Technologies segment provides pigments, effect materials and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets including coatings, plastics, cosmetics, construction and paper. This segment's products help customers improve the look, performance and overall cost of their products. This segment is also the internal supply source of precursors for some of the Company's advanced refining-process catalysts.

2002 PERFORMANCE Sales increased 3% to $650.8 million, and operating earnings increased 87% to $87.1 million.

DISCUSSION Sales and operating earnings were up primarily from increased sales volumes to the coatings, automotive, agricultural, cosmetics/personal care and plastics markets. Operating earnings were also favorably impacted by lower costs from productivity improvements of $21.5 million, the elimination of goodwill amortization of $5.7 million related to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," lower energy costs of $4.6 million, the recording of a $7.1 million charge in 2001 relating to asset redeployment actions and productivity initiatives, and selective price increases in the paper market in the range of three to four percent.

OUTLOOK Earnings growth within this segment is expected to increase at more normal rates as compared to the exceptional growth experienced in 2002, which was driven by modest sales increases and significant productivity improvements, compared to weak results reported in 2001.

Sales growth is expected to be somewhat improved over the prior year as slow economic recovery is expected in most of the major markets served. Sales to the paper market are expected to increase gradually with earnings again being favorably impacted by industry-wide price increases and continued productivity improvements. Higher natural gas costs could have an unfavorable impact on earnings. Efforts to focus on higher value end markets and customers for kaolin-based technologies will continue to be a priority.

Sales and earnings to other major markets served, including coatings, cosmetics/personal care, automotive and agriculture, are expected to grow from ongoing new product development and new market applications plus market diversification opportunities through expansion of the segment's technology bases. Productivity improvement opportunities throughout the business will continue to be an important driver of increased earnings.

2001 COMPARED WITH 2000 Sales decreased 7% to $634.4 million, and operating earnings increased 52% to $46.5 million. Excluding the impact of special and other charges of $49.7 million in 2000, operating earnings decreased 42%.

DISCUSSION [EXCLUDING THE IMPACT OF SPECIAL AND OTHER CHARGES IN 2000] Declines in this segment's sales and operating earnings resulted from weak end markets and significantly higher energy costs of $11.8 million. Most notable was the paper market, where weak pigment demand and industry overcapacity kept prices at depressed levels. Markets for special-effect materials were mixed as lower volumes for technologies used in automotive finishes were partially offset by higher demand for those utilized in cosmetics.

MATERIALS SERVICES

The Materials Services segment serves the Company's technology segments, their customers and others with precious and base metals and related services. This is a distribution and materials services business that purchases and sells precious metals, base metals and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers the related services of precious-metal refining and storage and produces salts and solutions.

2002 PERFORMANCE Sales decreased 43% to $1.8 billion, and operating earnings decreased 6% to $52.7 million.

DISCUSSION Sales for this segment include substantially all of the Company's sales of metals to industrial customers of all segments. Sales also include fees invoiced for services rendered [e.g., refining and handling charges]. Because of the logistical and hedging nature of much of this business and the significant precious metal values included in both sales and cost of sales, gross margins tend to be low in relation to the Company's other technology businesses as does capital employed. This effect also dampens the gross margin percentages of the Company as a whole, but improves the return on investment.

While most customers for the Company's platinum-group-metal catalysts purchase the metal from Materials Services, some choose to deliver metal from other sources prior to the manufacture of the catalysts. In such cases, precious metal values are not included in sales. The mix of such arrangements and the extent of market price fluctuations can significantly affect the reported level of sales and cost of sales. Consequently, there is no direct correlation between year-to-year changes in reported sales and operating earnings.

Operating earnings were down as a result of lower volumes and lower results from the recycling [refining] of platinum group metals of $11.0 million. Operating earnings in both years were favorably affected by several items that triggered recognition of events reflecting operations from prior periods. In 2002, operating earnings were favorably impacted by $22.0 million of income related to platinum-group-metal transactions realized previously but deferred pending the resolution of certain contractual provisions, an insurance settlement gain [$11.0 million], the receipt of cash related to the settlement of litigation for a customer receivable recorded in 1997 that was previously written off [$3.0 million] and $5.5 million from the realization of a previously unrecognized contractual benefit. In 2001, operating earnings were favorably impacted by the recovery of metal from an unexpected industrial customer bankruptcy [$6.2 million] and the restructuring of a professional services contract [$3.3 million]. Sales decreased from lower platinum-group-metal prices and lower volumes.

OUTLOOK The results of this segment are likely to be below recent historical levels rather than the exceptional results reported in 2000 and the higher levels of 2001. Overall weakness projected in the basic industrial markets will adversely impact the recycling and refining of platinum group metals, as well as the volume of metal sales. Uncertainty also exists with respect to the volume and customer mix impact of a change in producer channels to market. While a sustainable level of base business is anticipated, the benefits of potential market volatility combined with other market factors represents an upside for this segment. Volatility not only increases the spreads on transactions, but also provides opportunities to benefit from strong and prudent physical positions [see the "Commodity Price Risk" section on page 9 for further details].

2001 COMPARED WITH 2000 Sales decreased 11% to $3.2 billion, and operating earnings decreased 57% to $56.1 million.

DISCUSSION Operating earnings and sales were down due to significantly lower platinum-group-metal prices and lower volumes. The decrease in earnings was partially offset by increased earnings in the recycling [refining] of platinum group metals of $7.1 million and the reversal of certain expense accruals that are no longer necessary due to the recovery of metal from an unexpected industrial customer bankruptcy [$6.2 million] and the restructuring of a professional services contract [$3.3 million].

ACQUISITIONS

Other party	Business arrangement	Transaction date	Business opportunity
Shuozhou Anpeak Kaolin Co., Ltd.	Acquired certain operating assets of a China-based producer of calcined kaolin products for $12.1 million	November 2002	Enhances the Company's ability to provide specialty mineral technologies to the Asian market
Süd-Chemie AG [Süd Chemie]	Acquired the fats and oils catalyst business of Süd Chemie for $13.6 million	October 2001	Broadens the Company's catalyst technology offering to oleochemical markets
Targor GmbH	Acquired the polyolefin catalyst business for $35.1 million	September 2000	Expansion of catalyst business

CONSOLIDATED GROSS PROFIT

Gross profit as a percentage of sales was 17.4% in 2002, compared with 13.0% in 2001 and 13.2% in 2000. The increase in 2002 was primarily related to a $1.3 billion decrease in sales from lower precious metal prices. The decrease in 2001 was primarily driven by lower margins earned in the Materials Services segment. Sales from this segment decreased 11% in 2001 to $3.2 billion and provided a gross profit of 3%, while 2001 sales from all other reportable segments decreased 2% to $1.8 billion and provided a gross profit of 31%. As described earlier, the lower margins on Materials Services sales are driven by the inclusion of the value of precious metals in both sales and cost of sales.

SELLING, ADMINISTRATIVE AND OTHER EXPENSES

Selling, administrative and other expenses were $350.1 million in 2002, compared to $336.0 million in 2001 and $382.3 million in 2000. The increase in 2002 was primarily due to increased information technology expenses of $5.7 million, increased research and development expenses of $3.9 million, increased administrative rent expenses of $2.6 million and increased professional fees of $2.4 million. The decrease in 2001 was primarily due to the absence of special and other charges of $23.8 million reported in 2000 and lower compensation costs.

EQUITY EARNINGS

Absent the impairment charge discussed below, equity in earnings of affiliates was $16.2 million in 2002, compared with equity earnings of $29.1 million in 2001 and $24.2 million in 2000. The decrease was primarily from lower earnings from Engelhard-CLAL, a 50%-owned precious-metal-fabrication joint venture, from gains reported in the prior year related to a change in the mix of platinum group metals used in its operations and lower volumes due to the absence of divested business units. The increase in 2001 was primarily due to higher earnings from Engelhard-CLAL primarily on gains related to a change in the mix of platinum group metals used in its operations. Higher equity earnings were also reported in 2001 for Heesung-Engelhard, a 49%-owned environmental catalyst joint venture in South Korea.

In the third quarter of 2002, the Company recorded an impairment charge of $57.7 million associated with its Engelhard-CLAL joint venture [see Note 9, "Investments," for further detail].

LOSS/GAIN ON INVESTMENTS, NET

In the second quarter of 2002, the Company recorded an impairment charge of $6.7 million [$4.1 million after tax] associated with its Plug Power Inc. investment [see Note 9, "Investments," for further detail].

In the first quarter of 2000, the Company recorded a loss of $6.0 million [$4.1 million after tax] associated with the divestiture of the International Dioxide, Inc. business unit.

In the third quarter of 2000, the Company sold its metal-joining products business located in Warwick, Rhode Island and recorded a gain of $24.8 million [$17.0 million after tax].

INTEREST

Interest expense was $27.4 million in 2002, compared with $47.3 million in 2001 and $64.8 million in 2000. Interest expense in 2002 and 2001 decreased due to decreased borrowings and lower short-term interest rates.

Interest income was $2.0 million in 2002, $3.3 million in 2001 and $2.1 million in 2000.

The Company capitalized interest of $3.0 million in 2002 and in 2001, and $3.9 million in 2000.

TAXES

The worldwide income tax expense was $66.5 million in 2002, compared with $79.7 million in 2001 and $77.4 million in 2000. The effective income tax rate was 22.5% in 2002 [excluding the equity investment impairment of $57.7 million], 26.1% in 2001 and 31.5% in 2000.

The decrease in the worldwide effective tax rate in 2002 was primarily the result of higher percentage depletion deductions. Additionally, the rate was favorably impacted by the recognition of foreign tax items and research and development tax credits in excess of previous estimates, and a shift in the geographical mix of earnings. The decrease in the worldwide effective tax rate in 2001 was primarily due to the recognition of foreign tax credits generated in previous years and the recognition of favorable tax variances from the foreign sales corporation and percentage depletion deductions [see Note 13, "Income Taxes," for further detail of variances].

Net deferred tax assets are more likely than not realizable. Their utilization is dependent upon the ability to generate the appropriate types of income [e.g., foreign source income] in the periods in which temporary differences turnaround or in periods prior to the expiration of applicable carryforward items.

FINANCIAL CONDITION AND LIQUIDITY

Working capital was $179.8 million at December 31, 2002, compared with a deficit of $7.1 million at December 31, 2001. The current ratio was 1.1 in 2002 and 1.0 in 2001. The year-end market value of the Company's precious metals accounted for under the LIFO method exceeded carrying cost by $58.3 million at December 31, 2002, compared with $111.1 million at December 31, 2001. The decrease in excess value reflects lower market values and the impact of slightly reduced inventory levels [see Note 7, "Inventories," for further detail].

The Company's total debt decreased to $596.6 million at December 31, 2002 from $626.9 million at December 31, 2001. The percentage of total debt to total capitalization decreased to 36% at December 31, 2002 from 38% at December 31, 2001, primarily due to decreased borrowings and increased retained earnings.

The Company currently has a $400 million, five-year committed credit facility that expires in May 2006 and a $400 million, 364-day committed credit facility that expires in May 2003, with a group of major U.S. and overseas banks. Unused, uncommitted lines of credit were $471 million at December 31, 2002.

The Company has filed a shelf registration for $300 million of corporate debt. Plans to issue long-term debt in 2003 are under consideration by management.

Operating activities provided net cash of $302.3 million in 2002 compared with $345.8 million in 2001 and $180.1 million in 2000. The variance in cash flows from operating activities primarily occurred in the Materials Services segment and reflects changes in metal positions used to facilitate requirements of the Company, its metal customers and suppliers [see Note 23, "Supplemental Information," for Materials Services variances]. Materials Services routinely enters into a variety of arrangements for the sourcing of metals. Generally, transactions are hedged on a daily basis [see Note 1, "Summary of Significant Accounting Policies," for further detail]. Hedging is accomplished primarily through forward, future and option contracts. However, in closely monitored situations for which exposure levels have been set by senior management, the Company from time to time holds large unhedged industrial commodity positions that are subject to future market price fluctuations. These positions are included in committed metal positions along with hedged metal holdings. The bulk of hedged metal obligations represent spot short positions. As these positions generate cash, their cash effect is included in the financing activities section of the Company's "Consolidated Statements of Cash Flows." Other than in closely monitored situations, these positions are hedged with forward purchases. In addition, the aggregate fair value of derivatives in a loss position is reported in hedged metal obligations [derivatives in a gain position are included in committed metal positions]. Materials Services works to ensure that the Company and its customers have an uninterrupted source of metals, primarily platinum group metals, utilizing supply contracts and commodities markets around the world. Committed metal positions include significant advances made for the purchase of precious metals that have been delivered to the Company but for which the final purchase price has not yet been determined [see discussion in "Credit Risk" section on page 8 for further detail].

The variance in cash flows from investing activities is primarily related to changes in capital expenditures, proceeds received from the sale of the Company's metal-joining products business in September 2000, the acquisition of certain operating assets of Shuozhou Anpeak Kaolin Co., Ltd. in November 2002, the acquisition of the fats and oils catalyst business of Süd Chemie in October 2001 and the acquisition of the Targor polyolefin catalyst business in September 2000.

The variance in cash flows from financing activities was impacted by the repayment of long-term debt in 2001 and 2000, cash received from the exercise of stock options, particularly in 2001, a change in hedged metal obligations in 2000 and increased purchases of treasury stock in 2002 and 2001.

The following table represents the Company's contractual obligations as of December 31, 2002:

CONTRACTUAL OBLIGATIONS

		Payments due by period			
[in millions]	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Short-term borrowings	$ 348.7	$ 348.7	$ –	$ –	$ –
Accounts payable	225.0	225.0	–	–	–
Hedged metal obligations	537.2	537.2	–	–	–
Long-term debt	247.8	–	1.4	127.8	118.6
Operating leases	190.4	35.0	52.7	25.8	76.9
Total contractual obligations	**$1,549.1**	**$1,145.9**	**$54.1**	**$153.6**	**$195.5**

In the normal course of business, the Company incurs obligations with regard to its contract completion and product performance. Under certain circumstances, these obligations are supported through the issuance of letters of credit. At December 31, 2002, the aggregate outstanding amount of letters of credit supporting such obligations amounted to $132.3 million, of which $122.7 million will expire in less than one year [of which $80.0 million will not be renewed], $1.3 million will expire in two to three years, $0.2 million will expire in four to five years, and $8.1 million will expire after five years. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations as the Company anticipates fulfilling its performance obligations.

At December 31, 2002, the Company did not have any guarantees of any unconsolidated subsidiary obligations.

The Company has consistently derived considerable cash flow from operations, which has been used, along with both short- and long-term debt, to pay for capital expenditures, acquisitions, dividends and other corporate requirements. The continuation of these levels of cash flow is expected, but is subject to the risk factors listed elsewhere in this report [particularly in the Forward-Looking Statements section on page 12]. In addition, the Company has always maintained investment-grade credit ratings that it considers important for cost-effective and ready access to the credit markets. Management fully expects to be able to obtain future funding from both short- and long-term debt for cash requirements in excess of cash flow from operations. In the event that any of these sources prove to be below expectations, the Company has access to committed lines of credit aggregating $800 million as of December 31, 2002. Management intends to renew $400 million of this committed line of credit that expires in May 2003.

CREDIT RISK

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide and its accounts receivable are spread among a number of major industries, customers and geographic areas. A centralized credit committee reviews significant credit transactions and risk-management issues before granting of credit, and an appropriate level of reserves is maintained. In addition, the Company monitors the financial condition of its customers to help ensure collections and to minimize losses.

The Company may enter into transactions in which it advances funds after receipt of metal as provisional payment for the metal which is to be finally priced under market-based pricing formulae that will result in a determination of that price. If the final price is less than the provisional price paid, the supplier will be obligated to return the difference to the Company. Therefore, if the market price [and the anticipated final price] falls below the provisional price, the Company is exposed to the potential credit risk associated with the possibility of non-payment by the supplier, although no payment is due until after the final price is determined. As of December 31, 2002, the aggregate market value of metals purchased under a contract for which a provisional price had been paid had fallen below the amounts advanced by a total of $332.2 million. This excess may grow or may be eliminated based on market price changes. In March 2003 an agreement was reached that, when performed, including receipt of cash by the Company which is anticipated before the end of the second quarter, will result in the elimination of this excess. The Company expects that no loss will be incurred due to non-performance.

MARKET RISK SENSITIVE TRANSACTIONS

The Company is exposed to market risks arising from adverse changes in interest rates, foreign currency exchange rates and commodity prices. In the normal course of business, the Company uses a variety of techniques and instruments, including derivatives, as part of its overall risk management strategy. The Company enters into derivative agreements with a diverse group of major financial and other institutions with individually determined credit limits to reduce exposure to the risk of nonperformance by counterparties.

INTEREST RATE RISK The Company uses a sensitivity analysis to assess the market risk of its debt-related financial instruments and derivatives. Market risk is defined here as the potential change in the fair value of debt resulting from an adverse movement in interest rates. The fair value of the Company's total debt was $616.6 million at December 31, 2002 and $624.8 million at December 31, 2001 based on average market quotations of price and yields provided by investment banks. A 100 basis-point increase in interest rates could result in a reduction in the fair value of total debt of $18.8 million at December 31, 2002 compared with $17.7 million at December 31, 2001.

The Company also uses interest rate derivatives to help achieve its fixed and floating rate debt objectives. In 2001, the Company entered into two interest rate swap agreements with a total notional value of $100 million to effectively change a fixed rate debt obligation into a floating rate obligation. The total notional amount of these agreements is equal to the face value of the designated debt instrument. The swap agreements are expected to settle in August 2006, the maturity date of the corresponding debt issuance.

Approximately 76% and 78% of the Company's borrowings had variable interest rates as of December 31, 2002 and 2001, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK The Company uses a variety of strategies, including foreign currency forward contracts, to minimize or eliminate foreign currency exchange rate risk associated with substantially all of its foreign currency transactions, including metal-related transactions denominated in other than U.S. dollars.

The Company uses a sensitivity analysis to assess the market risk associated with its foreign currency transactions. Market risk is defined here as the potential change in fair value resulting from an adverse movement in foreign currency exchange rates. A 10% adverse movement in foreign currency rates could result in a net loss of $13.3 million at December 31, 2002 compared with $8.6 million at December 31, 2001 on the Company's foreign currency forward contracts. However, since the Company limits the use of foreign currency derivatives to the hedging of contractual and anticipated foreign currency payables and receivables, this loss in fair value for those instruments generally would be offset by a gain in the value of the underlying payable or receivable.

A 10% adverse movement in foreign currency rates could result in an unrealized loss of $40.9 million at December 31, 2002 compared with $48.6 million at December 31, 2001 on the Company's net investment in foreign subsidiaries and affiliates. However, since the Company views these investments as long term, the Company would not expect such a loss to be realized in the near term.

COMMODITY PRICE RISK In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company from time to time holds large, unhedged industrial commodity positions that are subject to market price fluctuations. Such positions may include varying levels of derivative commodity instruments. All unhedged industrial commodity transactions are monitored and marked to market daily. All other industrial commodity transactions are hedged on a daily basis, using forward, future, option or swap contracts to substantially eliminate the exposure to price risk. These positions are also marked to market daily.

The Company performed a "value-at-risk" analysis on all of its metal-related commodity assets and liabilities. The "value-at-risk" calculation is a statistical model that uses historical price and volatility data to predict market risk on a one-day interval with a 95% confidence level. While the "value-at-risk" models are relatively sophisticated, the quantitative information generated is limited by the historical information used in the calculation. For example, the volatility in the platinum and palladium markets in 2001 and 2000 was greater than historical norms. Therefore, the Company uses this model only as a supplement to other risk management tools and not as a substitute for the experience and judgment of senior management and dealers who have extensive knowledge of the markets and adjust positions and revise strategies as the markets change. Based on the "value-at-risk" analysis in the context of a 95% confidence level, the maximum potential one-day loss in fair value was approximately $6.0 million as of December 31, 2002 compared with $3.4 million as of December 31, 2001. The actual one-day changes in fair value of the Company's metal-related commodity assets and liabilities never exceeded the average of the "value-at-risk" amounts as of the yearly open and close for each of the Company's 2002 and 2001 fiscal years.

The Company is also exposed to commodity price risk related to its purchase of natural gas that is used in the manufacture of its products. At December 31, 2002, a uniform one-dollar increase in the price of natural gas would result in a decrease in operating earnings of approximately $10.5 million for the year ending December 31, 2003.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENCIES

Capital projects are designed to maintain capacity, expand operations, improve efficiency or protect the environment. Capital expenditures amounted to $113.3 million in 2002, $168.9 million in 2001 and $136.6 million in 2000. Capital expenditures in 2003 are expected to be approximately $140.0 million. For information about commitments and contingencies, see Note 20, "Environmental Costs" and Note 21, "Litigation and Contingencies."

DIVIDENDS AND CAPITAL STOCK

The annualized common stock dividend rate at the end of 2002, 2001 and 2000 was $0.40 per share.

JAPAN FRAUD UPDATE/PERU UPDATE

See Note 21, "Litigation and Contingencies," for a discussion of Japan and Peru.

SPECIAL AND OTHER CHARGES

See Note 5, "Special and Other Charges," for a discussion of the Company's special and other charges.

OTHER MATTERS

See Note 1, "Summary of Significant Accounting Policies," for a discussion of new accounting pronouncements.

CRITICAL ACCOUNTING POLICIES

Certain key policies are explained below to assist in understanding the Company's consolidated financial statements. More detailed explanations may be found elsewhere in the MD&A section and in Note 1, "Summary of Significant Accounting Policies."

SALES A significant portion of consolidated net sales represent the sale of platinum group metals to industrial customers who buy the metals from Materials Services in connection with products manufactured by the Environmental and Process Technologies segments. Accordingly, almost all of these sales are reported in the Materials Services segment, with a limited amount included in Environmental and Process Technologies' reported sales. Because metal price levels may vary widely, there is no consistent relationship between consolidated sales and gross profit.

Because the timing of the purchase of spot metals often does not coincide with the timing of the subsequent sales to industrial users, Materials Services needs to hedge price risk, usually by selling forward [i.e., for future delivery] to investment-grade trading entities, industrial companies or on futures exchanges. If a surplus of physical metal develops, Materials Services may also sell spot and buy forward to balance the risk position. Other than hedges entered into with industrial customers, sales related to these hedging transactions are not included in reported sales, as they are not meaningful in an industrial context.

Customers of the Environmental and Process Technologies segments who purchase products that improve efficiency and yields are often unable to precisely predict the dates that catalysts will be required. Accordingly, they may request that product that has already been ordered, manufactured and prepared for shipment at the agreed upon date be temporarily held by the Company until that customer's manufacturing facility is prepared to accept the new charge of catalyst. In cases where the customer requests the Company to hold the goods, agrees to be invoiced and to pay the invoices on normal terms as well as to accept title to the goods, the Company will recognize the sale prior to shipment. Great care is exercised to make sure that these sales are only recognized in accordance with the applicable revenue recognition guidance.

MARK-TO-MARKET Materials Services procures physical metal from third parties for resale and enters into forward contracts and other relatively straight-forward hedging derivatives that are recorded as either assets or liabilities at their fair value. By acting in its capacity as a distributor and materials service provider to the Company's technology businesses and their customers and by taking closely monitored unhedged positions as described below, Materials Services takes on the attributes of a dealer in metals. Both spot metal and derivative instruments used in hedging [i.e., forwards, futures, swaps and options] are stated at fair value. The Company values platinum, palladium, gold and silver based on the daily closing NYMEX settlement prices. There are no so-called "terminal" markets for rhodium, ruthenium and iridium, so the Company's own published Industrial Bullion [EIB] prices are used. However, these are compared to other reference prices published in *Metals Week*, an independent trade journal. Values for base metals come from the closing prices of the LME [London Metals Exchange].

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked to market daily. The portion of this metal that has not been hedged is therefore subject to price risk and is disclosed in Note 10, "Committed Metal Positions and Hedged Metal Obligations."

The fair values of Materials Services' various spot and derivative positions are included in committed metal positions on the asset side of the Consolidated Balance Sheet and hedged metal obligations on the liability side. The credit [performance] risk associated with the fair value of derivatives in a gain position is greatly mitigated through the selection of investment-grade counterparties.

PRECIOUS METALS Most of the platinum group metals used by Environmental and Process Technologies to manufacture products are provided in advance by the customers. The customers often purchase these metals from Materials Services, but they may also be shipped in from other sources.

Certain quantities of precious metals are carried at historical cost using the LIFO method, which provides a better matching of current costs with current revenues. Because most of the metal was acquired some time ago, the market value of this metal, while fluctuating from year to year, has generally been substantially above cost. While this excess of market over cost is useful in evaluating the consolidated balance sheet from a credit perspective, the annual changes are not reflected in the income statement except to the extent that periodic liquidations of LIFO layers produce book profits. LIFO liquidation profits are separately disclosed and not included in the operating earnings of the technology segments.

KAOLIN MINING OPERATIONS In order to provide kaolin-based products to the Company's customers and the Process Technologies segment, the Company engages in kaolin mining operations that are integrated into the manufacturing processes. The Company owns and leases land containing kaolin deposits on a long-term basis. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals. The kaolin mining process includes exploration, topsoil and overburden removal, extraction of kaolin and the subsequent reclamation of mined areas. In order to match the costs of the mining process with revenues associated with kaolin-based products, certain mining process costs are expensed by the Company over the life of the related estimated mineable reserves.

PENSIONS AND OTHER POSTRETIREMENT/POSTEMPLOYMENT COSTS The Company's employee pension and other postretirement/postemployment benefit costs and obligations are dependent on its assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, salary growth, expected returns on plan assets, retirement rates, mortality rates and other factors. The discount rate assumption is based on investment yields available at the Company's measurement date of September 30 on AA-rated corporate long-term bond yields. The salary growth assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Retirement rates are based primarily on actual plan experience. Mortality rates are based on published data. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligation in such future periods. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect our pension and other postretirement/postemployment benefit costs and obligations. Based on a review of the current environment, we have lowered our long-term rate of return assumption from 10% in 2001 to 9.7% in 2002. In 2003, we have further lowered this assumption to 8.9%. The Company has determined that its net pension cost is projected to be approximately $19 million in 2003, compared to $12 million in 2002 and $8 million in 2001. The plan assets have earned a rate of return substantially less than 10% in the last two years. Should this trend continue, the Company would be required to reconsider its assumed expected rate of return on plan assets. If the Company were to lower this rate, future pension expense would likely increase. See Note 15, "Benefits," for further detail regarding costs and assumptions.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to the future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this document.

Among the risks and uncertainties that could cause actual results to differ materially are the following:

- competitive pricing or product development activities that could affect the demand for our products, particularly competing catalyst and kaolin producers
- the Company's ability to achieve and execute internal business plans
- worldwide political instability as the Company operates primarily in the United States, the European community, the Asia-Pacific region, the Russian Federation, South Africa and South America
- alliances and geographic expansions developing differently than anticipated
- fluctuations in the supply and prices of precious and base metals and fluctuations in the relationships between forward prices to spot prices
- government legislation and/or regulation [particularly on environmental issues], including tax obligations
- technology, manufacturing and legal issues
- the impact of any economic downturns and inflation
- interest rate risk, foreign currency exchange rate risk, commodity price risk and credit risk [these are discussed further in the Company's MD&A section]
- the impact of higher energy and raw material costs, and the availability of natural gas and rare earth elements
- the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved
- the impact of increased health care costs and/or the resultant impact on employee relations
- contingencies related to actual or alleged environmental contamination to which the Company may be a party
- the impact of acquisitions, divestitures and restructurings
- overall demand for the Company's products, including demand from the worldwide automotive and chemical-process markets
- product quality/performance issues
- exposure to product liability and other types of lawsuits
- the impact of physical inventory losses, particularly with regard to precious and base metals
- the loss of business from property and casualty exposure

Investors are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of their dates. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

[$ in millions, except per-share amounts]	2002	2001	2000	1999	1998
OPERATING RESULTS					
Net sales	**$3,753.6**	$5,096.9	$5,542.6	$4,488.0	$4,246.6
Operating earnings	**311.5**	320.1	265.4	315.8	309.4
Net earnings[1]	**171.4**	225.6	168.3	197.5	187.1
Basic earnings per share	**1.34**	1.73	1.33	1.49	1.30
Diluted earnings per share	**1.31**	1.71	1.31	1.47	1.29
Effective tax rate[2]	**28.0%**	26.1%	31.5%	30.5%	28.2%
FINANCIAL RATIOS					
Return on average shareholders' equity[1]	**16.5%**	24.0%	20.5%	23.7%	22.2%
Debt/capital	**36%**	38%	46%	55%	45%
Pretax interest coverage ratio	**9.3**	7.4	4.6	5.8	5.3
Current ratio	**1.1**	1.0	1.0	1.0	1.1

[1] Net earnings in 2002 include the following: an impairment charge of $57.7 million associated with the Engelhard-CLAL joint venture [see Note 9, "Investments," for further detail], an impairment charge of $4.1 million associated with an investment in fuel-cell developer Plug Power Inc. [see Note 9, "Investments," for further detail], a charge of $1.9 million related to a manufacturing consolidation plan and a $6.8 million insurance settlement gain [see Note 5, "Special and Other Charges," for further detail].

Net earnings in 2000 include the following: fourth-quarter special and other charges of $75.1 million for a variety of events [see Note 5, "Special and Other Charges," for further detail], a third-quarter impairment charge of $16.9 million related to the write-down of goodwill and fixed assets of the Company's HexCore business unit and net gains of $12.9 million on sales of investments and land.

Net earnings in 1999 include net gains of $6.0 million on sales of investments and land.

[2] The 2002 effective tax rate includes an equity investment impairment charge of $57.7 million recorded in 2002. Excluding this charge, the 2002 effective tax rate is 22.5%.

The 1998 effective tax rate includes a $7.1 million reduction of a valuation allowance created in 1997 for certain capital loss carryforwards.

SELECTED FINANCIAL DATA AND SELECTED QUARTERLY FINANCIAL DATA

[$ in millions, except per-share amounts]	**2002**	2001	2000	1999	1998
OTHER INFORMATION					
Cash dividends paid per share	**$ 0.40**	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Stock price range per share	**$21.18–33.00**	$18.20–29.20	$12.56–21.50	$16.25–23.69	$15.75–22.81
Average shares outstanding – basic [millions]	**128.1**	130.0	126.4	132.4	144.2
Average shares outstanding – diluted [millions]	**130.5**	132.2	128.1	134.6	145.4
Shareholders' equity	**$ 1,077.2**	$ 1,003.5	$ 874.6	$ 764.4	$ 901.6
Total assets	**$ 3,020.7**	$ 2,995.5	$ 3,166.8	$ 2,920.5	$ 2,866.3
Long-term debt	**$ 247.8**	$ 237.9	$ 248.6	$ 499.5	$ 497.4
Capital expenditures	**$ 113.3**	$ 168.9	$ 136.6	$ 102.0	$ 116.5
Research and development	**$ 88.2**	$ 84.3	$ 82.8	$ 77.9	$ 69.8
Number of employees at year end	**6,650**	6,540	6,420	6,420	6,425

[$ in millions, except per-share amounts]	First quarter	Second quarter	Third quarter	Fourth quarter
[UNAUDITED]				
2002				
Net sales	**$1,001.8**	**$ 982.3**	**$ 858.6**	**$910.9**
Gross profit	**160.7**	**177.2**	**155.8**	**160.2**
Earnings before income taxes	**69.8**	**80.1**	**17.1**	**70.9**
Net earnings	**52.4**	**60.1**	**2.9**	**56.1**
Basic earnings per share	**0.41**	**0.47**	**0.02**	**0.44**
Diluted earnings per share	**0.40**	**0.46**	**0.02**	**0.44**
2001				
Net sales	$1,611.3	$1,471.6	$1,143.0	$871.0
Gross profit	166.2	173.1	168.2	155.7
Earnings before income taxes	69.8	80.3	80.7	74.4
Net earnings	47.9	59.5	57.7	60.5
Basic earnings per share	0.37	0.45	0.44	0.47
Diluted earnings per share	0.37	0.45	0.43	0.46

Results in the second quarter of 2002 include an impairment charge of $6.7 million [$4.1 million after tax] associated with an investment in fuel-cell developer Plug Power Inc., a charge of $3.1 million [$1.9 million after tax] related to a manufacturing consolidation plan and an $11.0 million [$6.8 million after tax] insurance settlement gain.

Results in the third quarter of 2002 include an impairment charge of $57.7 million associated with the Company's Engelhard-CLAL joint venture.

The above amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year amounts.

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31 [in thousands, except per-share amounts]	2002	2001	2000
Net sales	**$3,753,571**	$5,096,926	$5,542,648
Cost of sales	**3,099,806**	4,433,709	4,812,450
Gross profit	**653,765**	663,217	730,198
Selling, administrative and other expenses	**350,137**	335,994	382,287
Special [credit]/charge, net	**[7,862]**	7,100	82,548
Operating earnings	**311,490**	320,123	265,363
Equity in earnings of affiliates	**16,207**	29,095	24,187
Equity investment impairment	**[57,704]**	-	-
[Loss]/gain on investments, net	**[6,659]**	-	18,786
Interest income	**1,968**	3,297	2,119
Interest expense	**[27,378]**	[47,291]	[64,768]
Earnings before income taxes	**237,924**	305,224	245,687
Income tax expense	**66,516**	79,663	77,391
Net earnings	**$ 171,408**	$ 225,561	$ 168,296
Basic earnings per share	**$ 1.34**	$ 1.73	$ 1.33
Diluted earnings per share	**$ 1.31**	$ 1.71	$ 1.31
Average number of shares outstanding – basic	**128,089**	130,018	126,351
Average number of shares outstanding – diluted	**130,450**	132,155	128,141

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

December 31 [in thousands]	2002	2001
ASSETS		
Cash	**$ 48,246**	$ 33,034
Receivables, net of allowances of $9,739 and $5,219, respectively	**380,270**	347,656
Committed metal positions	**615,441**	569,109
Inventories	**427,162**	401,647
Other current assets	**94,922**	142,301
Total current assets	**1,566,041**	1,493,747
Investments	**136,804**	213,467
Property, plant and equipment, net	**860,475**	822,520
Goodwill	**272,353**	253,603
Other intangible and noncurrent assets	**185,041**	212,212
Total assets	**$3,020,714**	$2,995,549
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term borrowings	**$ 348,749**	$ 389,051
Accounts payable	**225,045**	252,319
Hedged metal obligations	**537,243**	517,681
Other current liabilities	**275,250**	341,749
Total current liabilities	**1,386,287**	1,500,800
Long-term debt	**247,805**	237,853
Other noncurrent liabilities	**309,455**	253,390
Total liabilities	**1,943,547**	1,992,043
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 5,000 shares authorized and unissued	**-**	-
Common stock, $1 par value, 350,000 shares authorized and 147,295 shares issued	**147,295**	147,295
Additional paid-in capital	**20,876**	7,378
Retained earnings	**1,436,637**	1,316,721
Treasury stock, at cost, 19,937 and 18,220 shares, respectively	**[412,451]**	[335,879]
Accumulated other comprehensive loss	**[115,190]**	[132,009]
Total shareholders' equity	**1,077,167**	1,003,506
Total liabilities and shareholders' equity	**$3,020,714**	$2,995,549

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 [in thousands]	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net earnings	**$ 171,408**	$ 225,561	$ 168,296
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and depletion	**110,676**	94,996	103,326
Amortization of intangible assets	**2,886**	13,521	13,733
Loss/[gain] on investments, net	**6,659**	–	[18,786]
Equity results, net of dividends	**[12,279]**	[24,937]	[19,823]
Equity investment impairment	**57,704**	–	–
Net change in assets and liabilities:			
Materials Services related	**[30,053]**	59,734	[115,569]
All other	**[4,732]**	[23,082]	48,878
Net cash provided by operating activities	**302,269**	345,793	180,055
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**[113,309]**	[168,882]	[136,579]
Proceeds from sale of investments	**–**	3,400	52,811
Acquisitions and other investments	**[7,606]**	[16,559]	[40,095]
Other	**–**	–	838
Net cash used in investing activities	**[120,915]**	[182,041]	[123,025]
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from short-term borrowings	**264,155**	285,000	305,560
Repayment of short-term borrowings	**[304,457]**	[248,064]	[305,483]
Increase in hedged metal obligations	**3,784**	11,333	69,188
Repayment of long-term debt	**[148]**	[159,308]	[104,132]
Purchase of treasury stock	**[133,543]**	[101,154]	[71]
Cash from exercise of stock options	**48,781**	101,175	11,400
Dividends paid	**[51,492]**	[52,267]	[51,002]
Net cash used in financing activities	**[172,920]**	[163,285]	[74,540]
Effect of exchange rate changes on cash	**6,778**	[967]	[3,331]
Net increase/[decrease] in cash	**15,212**	[500]	[20,841]
Cash at beginning of year	**33,034**	33,534	54,375
Cash at end of year	**$ 48,246**	$ 33,034	$ 33,534

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[in thousands, except per-share amounts]	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Comprehensive income/[loss]	Accumulated other comprehensive income/[loss]	Total shareholders' equity
Balance at December 31, 1999	$147,295	$[25,660]	$1,026,133	$[352,282]		$ [31,096]	$ 764,390
Comprehensive income/[loss]:							
Net earnings			168,296		$168,296		168,296
Other comprehensive income/[loss]:							
Foreign currency translation adjustment					[20,993]		
Minimum pension liability adjustment					1,020		
Other comprehensive loss					[19,973]	[19,973]	[19,973]
Comprehensive income					148,323		
Dividends [$0.40 per share]			[51,002]				[51,002]
Treasury stock acquired				[71]			[71]
Stock bonus and option plan transactions		4,610		8,317			12,927
Balance at December 31, 2000	147,295	[21,050]	1,143,427	[344,036]		[51,069]	874,567
Comprehensive income/[loss]:							
Net earnings			225,561		225,561		225,561
Other comprehensive loss:							
Cash flow derivative adjustment, net of tax					[4,550]		
Foreign currency translation adjustment					[51,035]		
Minimum pension liability adjustment, net of tax					[25,355]		
Other comprehensive loss					[80,940]	[80,940]	[80,940]
Comprehensive income					144,621		
Dividends [$0.40 per share]			[52,267]				[52,267]
Treasury stock acquired				[101,154]			[101,154]
Stock bonus and option plan transactions		28,428		109,311			137,739
Balance at December 31, 2001	147,295	7,378	1,316,721	[335,879]		[132,009]	1,003,506
Comprehensive income/[loss]:							
Net earnings			171,408		171,408		171,408
Other comprehensive income/[loss]:							
Cash flow derivative adjustment, net of tax					4,424		
Foreign currency translation adjustment					70,284		
Minimum pension liability adjustment, net of tax					[57,689]		
Investment adjustment, net of tax					[200]		
Other comprehensive income					16,819	16,819	16,819
Comprehensive income					$188,227		
Dividends [$0.40 per share]			[51,492]				[51,492]
Treasury stock acquired				[133,543]			[133,543]
Stock bonus and option plan transactions		13,498		56,971			70,469
Balance at December 31, 2002	**$147,295**	**$ 20,876**	**$1,436,637**	**$[412,451]**		**$[115,190]**	**$1,077,167**

See accompanying Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Engelhard Corporation and its subsidiaries [collectively referred to as Engelhard or the Company]. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash equivalents include all investments purchased with an original maturity of three months or less.

INVENTORIES Inventories are stated at the lower of cost or market. The elements of inventory cost includes direct labor and materials, variable overhead and fixed manufacturing overhead. The majority of the Company's physical metal is carried in committed metal positions at fair value with the remainder carried in inventory at historical cost. The cost of owned precious metals included in inventory is determined using the last-in, first-out [LIFO] method of inventory valuation. The cost of other inventories is principally determined using the first-in, first-out [FIFO] method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Depreciation of buildings and equipment is provided primarily on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 20 years, while machinery and equipment is depreciated based on lives varying from 3 to 10 years. Depletion of mineral deposits and deferred mine development costs is provided under the units-of-production method. When assets are sold or retired, the cost and related accumulated depreciation is removed from the accounts, and any gain or loss is included in earnings. The Company continually evaluates the reasonableness of the carrying value of its fixed assets. If it becomes probable that expected future undiscounted cash flows associated with these assets are less than their carrying value, the assets are written down to their fair value.

INTANGIBLE ASSETS Identifiable intangible assets, such as patents and trademarks, are amortized using the straight-line method over their estimated useful lives. Goodwill was amortized by the straight-line method over periods up to 40 years for all acquisitions completed prior to June 30, 2001. Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards [SFAS] No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets that have indefinite useful lives will not be amortized, but will be tested for impairment based on the specific guidance of SFAS No. 142 [see Note 3, "Goodwill and Other Intangible Assets," for further detail].

The Company continually evaluates the reasonableness of the carrying value of its intangible assets. For its identifiable intangible assets, an impairment would be recognized if it became probable that expected future undiscounted cash flows would be less than their carrying amounts. For goodwill and other intangible assets that have indefinite useful lives, an impairment would be recognized if the carrying amount of a respective reporting unit exceeded the fair value of that reporting unit.

In 2000, the Company wrote off goodwill of $30.4 million as follows: in the first quarter, the Company wrote off $6.0 million of goodwill associated with the divestiture of its International Dioxide, Inc. business unit; in the third quarter, the Company wrote off $21.9 million of goodwill related to the impairment of its HexCore business unit; and in the fourth quarter, the Company wrote off $2.5 million of goodwill as part of its fourth-quarter special charge related to the impairment of its colors business.

COMMITTED METAL POSITIONS AND HEDGED METAL OBLIGATIONS Committed metal positions reflect the fair value of the long spot metal positions [other than LIFO inventory] held by the Company plus the fair value of contracts that are in a gain position undertaken to economically hedge price exposures. Because most of the spot metal has been hedged through forward/future sales or other derivative arrangements [e.g., swaps], it is referred to as being "committed," although the physical metal can be used by the Company until such time as the sales are settled. The portion of this metal that has not been hedged and, therefore, is subject to price risk is discussed below and disclosed in Note 10, "Committed Metal Positions and Hedged Metal Obligations."

The bulk of hedged metal obligations represents spot short positions. As these positions generate cash, their cash effect is included in the financing activities section of the Company's "Consolidated Statements of Cash Flows." Other than in the closely monitored situations noted below, these positions are hedged with forward purchases. In addition, the aggregate fair value of derivatives in a loss position are reported in hedged metal obligations [derivatives in a gain position are included in committed metal positions].

For the purpose of determining whether the Company is in a net spot long or short position with respect to a metal, purchased quantities received for which the Company is not exposed to market price risk [because of provisional rather than final pricing] are considered a component of its spot positions.

To the extent metal prices increase subsequent to a spot purchase that has been hedged, the Company will recognize a gain as a result of marking the spot metal to market while at the same time recognizing a loss related to the fair value of the derivative instrument. As noted above, the aggregate fair value of derivatives in a loss position is classified as part of hedged metal obligations at the balance sheet date because the Company has incurred a liability to the counterparty. Should the reverse occur and metal prices decrease, the resultant gain on the derivative will be offset against the spot loss within committed metal positions.

Both spot metal and derivative instruments used in hedging [i.e., forwards, futures, swaps and options] are stated at fair value. If listed market prices are not available or if liquidating the Company's positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and price quotations in different markets, including markets located in different geographic areas. Any change in value, whether realized or unrealized, is recognized as an adjustment to cost of sales in the period of the change.

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked to market daily. The metal that has not been hedged is therefore subject to price risk and is disclosed in Note 10, "Committed Metal Positions and Hedged Metal Obligations."

ENVIRONMENTAL COSTS In the ordinary course of business, like most other industrial companies, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations and has made provisions for the estimated financial impact of environmental cleanup-related costs. The Company's policy is to accrue for environmental cleanup-related costs of a noncapital nature when those costs are believed to be probable and can be reasonably estimated. Environmental cleanup costs are deemed probable when litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or an assessment is probable, and, based on available information, it is probable that the outcome of such litigation, claim or assessment will be unfavorable. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. For certain matters, the Company expects to share costs with other parties. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

REVENUE RECOGNITION Revenues are recognized on sales of product at the time the goods are shipped or when risks of ownership have passed to the customer. Sales of product include sales of catalysts, pigments, performance additives, sorbents and precious metal sold to industrial customers. Revenues for refining services are recognized on the contractually agreed settlement date. In limited situations, revenue is recognized on a bill-and-hold basis as title passes to the customer before shipment of goods. These bill-and-hold sales meet the criteria of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," for revenue recognition. Sales recognized on a bill-and-hold basis were approximately $31.0 million as of December 31, 2002, $28.9 million as of December 31, 2001 and $24.2 million as of December 31, 2000. With regard to the balance classified as bill-and-hold sales, the Company has collected $23.5 million of the outstanding balance as of December 31, 2002.

In accordance with Emerging Issues Task Force [EITF] 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company reports amounts billed to customers for shipping and handling fees as sales in the Company's "Consolidated Statements of Earnings." Costs incurred by the Company for shipping and handling fees are reported as cost of sales.

SALES AND COST OF SALES Some of the Company's businesses use precious metals in their manufacturing processes. Precious metals are included in sales and cost of sales if the metal has been supplied by the Company. Often, customers supply the precious metals for the manufactured product. In those cases, precious-metals values are not included in sales or cost of sales. The mix of such arrangements, the extent of market-price fluctuations and the general price level of platinum group and other metals can significantly affect the reported level of sales and cost of sales. Consequently, there is no direct correlation between year-to-year changes in reported sales and operating earnings.

In addition to the cost of precious metals recognized as revenues, cost of sales includes all manufacturing costs [raw materials, direct labor and overhead]. Cost of sales also includes shipping and handling fees and warranties.

For all Materials Services activities, a gain or loss is recorded as an element of cost of sales based on changes in the market value of the Company's positions.

SELLING, ADMINISTRATIVE AND OTHER EXPENSES The selling, administrative and other expenses line item in the "Consolidated Statements of Earnings" includes management and administrative compensation, research and development, professional fees, information technology expenses, travel expenses, administrative rent expenses, sales commissions and insurance expenses.

INCOME TAXES Deferred income taxes reflect the differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

EQUITY METHOD OF ACCOUNTING The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies, generally 20% to 50% owned, are accounted for using the equity method. Accordingly, the Company's share of the earnings of these companies is included in consolidated net income. Investments in nonsubsidiary companies in which the Company does not have significant influence are carried at cost.

FOREIGN CURRENCY TRANSLATION The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an appropriate average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Company's "Consolidated Statements of Earnings."

STOCK OPTION PLANS The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1995 and adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," in December 2002. In conjunction with the adoption of these standards, the Company will continue to apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion [APB] No. 25, "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair-value-based method prescribed by SFAS No. 123 had been applied. In general, no compensation cost related to the Company's stock option plans is recognized in the Company's "Consolidated Statements of Earnings" as options are issued at market price on the date of grant.

Had compensation cost for the Company's stock option plans been determined based on the fair value at grant date consistent with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net earnings and earnings per share would have been as follows:

PRO FORMA INFORMATION

[in millions, except per-share data]	**2002**	2001	2000
Net earnings – as reported	**$171.4**	$225.6	$168.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	**[6.3]**	[5.9]	[8.4]
Net earnings – pro forma	**$165.1**	$219.7	$159.9
Earnings per share:			
Basic earnings per share – as reported	**$ 1.34**	$ 1.73	$ 1.33
Basic earnings per share – pro forma	**1.29**	1.69	1.27
Diluted earnings per share – as reported	**1.31**	1.71	1.31
Diluted earnings per share – pro forma	**1.27**	1.66	1.25

RESEARCH AND DEVELOPMENT COSTS Research and development costs are charged to expense as incurred and were $88.2 million in 2002, $84.3 million in 2001 and $82.8 million in 2000. These costs are included within selling, administrative and other expenses in the Company's "Consolidated Statements of Earnings."

NEW ACCOUNTING PRONOUNCEMENTS In June 2001, the Financial Accounting Standards Board [FASB] issued SFAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted this statement on January 1, 2002. SFAS No. 142 addresses post-acquisition financial accounting and reporting for acquired goodwill and other intangible assets. Under this new statement, goodwill and other intangible assets that have indefinite useful lives will not be amortized, but rather will be tested for impairment based on the specific guidance of SFAS No. 142. The Company did not recognize an impairment loss as a result of the impairment testing that was completed in 2002. See Note 3, "Goodwill and Other Intangible Assets," for further detail of this standard.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted this statement on January 1, 2003 and is currently evaluating the impact it will have on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Under this statement, a single accounting model is to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. In addition, the statement broadens the presentation of discontinued operations to include more disposal transactions. The adoption of this statement by the Company on January 1, 2002 did not have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3,

"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity [including Certain Costs Incurred in a Restructuring]." The primary difference between this Statement and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this statement on January 1, 2003. This statement did not have any impact on the accompanying financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company adopted this statement in December 2002 and will continue to account for stock-based employee compensation using the intrinsic value method under APB No. 25, "Accounting for Stock Issued to Employees" with pro forma disclosure of net income and earnings per share as if the fair value method prescribed by SFAS No. 123 had been applied.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" [FIN 45]. FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. These disclosure requirements are effective for financial statements ending after December 15, 2002. The Company has incorporated the disclosure requirements related to product warranties into these consolidated financial statements.

2. DERIVATIVE INSTRUMENTS AND HEDGING

The Company reports all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in comprehensive income and are reclassified to earnings in the period the hedged item is reflected in earnings. Changes in the fair value of derivatives that are not designated as cash flow hedges are reported immediately in earnings.

In order to manage in a manner consistent with historical processes, procedures and systems and to achieve operating economies, certain economic hedge transactions are not designated as hedges for accounting purposes. In those cases, which primarily relate to platinum group metals, the Company will continue to mark to market both the hedge instrument and the related position constituting the risk hedged, recognizing the net effect in current earnings.

The Company documents all relationships between derivative hedging instruments and items impacted by cash flow hedges at the time the hedges are initiated, as well as its risk-management objectives and strategy for entering into various hedge transactions. For the years ended December 31, 2002 and 2001, there was no gain or loss recognized in earnings resulting from hedge ineffectiveness.

FOREIGN EXCHANGE CONTRACTS The Company designates as cash flow hedges certain foreign currency forward contracts entered into as hedges against anticipated receivables or payables which will arise from forecasted transactions that are denominated in currencies other than the functional currency of the entity which will hold those assets or liabilities. The ultimate maturities of the contracts are timed to coincide with the expected occurrence of the underlying sale or purchase transaction.

For the twelve-month periods ended December 31, 2002 and 2001, the Company reported after-tax losses of $0.3 million and after-tax gains of $0.2 million, respectively, in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as foreign exchange cash flow hedges. It is expected that cumulative losses of $0.1 million as of December 31, 2002 will be reclassified into earnings within the next twelve months. There was no gain or loss reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges due to the probability of the original forecasted transactions not occurring. As of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to movements in foreign exchange rates for forecasted transactions is three months.

A second group of forward contracts entered into to hedge the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities is not designated as hedging instruments for accounting purposes. Changes in the fair value of these items are recorded in earnings to offset the foreign exchange gains and losses arising from the effect of changes in exchange rates used to measure related monetary assets and liabilities.

COMMODITY CONTRACTS The Company enters into contracts that are designated as cash flow hedges to protect a portion of its exposure to movements in certain commodity prices. The ultimate maturities of the contracts are timed to coincide with the expected usage of these commodities.

For the twelve-month periods ended December 31, 2002 and 2001, the Company reported after-tax gains of $4.7 million and after-tax losses of $4.8 million, respectively, in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as cash flow commodity hedges. These amounts primarily relate to derivatives designated as natural gas cash flow hedges. It is expected that cumulative losses of $0.1 million as of December 31, 2002 will be reclassified into earnings within the next twelve months. There was no gain or loss reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow commodity hedges due to the probability of the original forecasted transactions not occurring. As of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to movements in commodity prices for forecasted transactions is six months.

The use of derivative metal instruments is discussed on page 19 under "Committed Metal Positions and Hedged Metal Obligations." To the extent that the maturities of these instruments are mismatched, the Company may be exposed to interest rate risk. This exposure is mitigated through the use of Eurodollar futures that are marked to market daily along with the underlying commodity instruments.

INTEREST RATE DERIVATIVES The Company uses interest rate derivatives that are designated as fair value hedges to help achieve its fixed and floating rate debt objectives. The Company currently has two interest rate swap agreements with a total notional value of $100 million to effectively change a fixed rate debt obligation into a floating rate obligation. The total notional amount of these agreements is equal to the face value of the designated debt instrument. The swap agreements are expected to settle in August 2006, the maturity date of the corresponding debt issuance. For these fair value hedges, there was no gain or loss recognized from hedged firm commitments no longer qualifying as fair value hedges for the twelve-month periods ending December 31, 2002 and 2001.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 141, "Business Combinations," for all acquisitions made after June 30, 2001. This statement requires that all business combinations be accounted for by the purchase method and that intangible assets be recognized apart from goodwill if they meet certain criteria. Adoption of this statement did not have a material effect on the Company's financial statements.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 addresses post-acquisition financial accounting and reporting for acquired goodwill and other intangible assets. Under this new statement, goodwill and other intangible assets that have indefinite useful lives will not be amortized, but rather will be tested for impairment based on the specific guidance of SFAS No. 142. The Company did not recognize an impairment loss as a result of the impairment testing that was completed in 2002.

The following table sets forth the pro forma impact of applying the new non-amortization provisions of SFAS No. 142 on net income and earnings per share reported for the twelve-month period ended December 31, 2002 [in millions, except per-share amounts]:

Twelve months ended December 31,	**2002** **[As reported]**	2001 [Pro forma]	2000 [Pro forma]
Net income			
Reported net income	**$171.4**	$225.6	$168.3
Add back: Goodwill amortization, net of tax	**-**	8.4	8.9
Tradename amortization, net of tax	**-**	0.6	0.6
Adjusted net income	**$171.4**	$234.6	$177.8
Basic earnings per share			
Reported basic earnings per share	**$ 1.34**	$ 1.73	$ 1.33
Add back: Goodwill amortization, net of tax	**-**	0.06	0.07
Tradename amortization, net of tax	**-**	-	-
Adjusted basic earnings per share	**$ 1.34**	$ 1.79	$ 1.40
Diluted earnings per share			
Reported diluted earnings per share	**$ 1.31**	$ 1.71	$ 1.31
Add back: Goodwill amortization, net of tax	**-**	0.06	.07
Tradename amortization, net of tax	**-**	-	-
Adjusted diluted earnings per share	**$ 1.31**	$ 1.77	$ 1.38

The following information relates to acquired amortizable intangible assets [in millions]:

As of December 31,	**2002** Gross carrying amount	**2002** Accumulated amortization	2001 Gross carrying amount	2001 Accumulated amortization
Acquired amortizable intangible assets				
Usage right	**$17.2**	**$2.6**	$14.6	$1.2
Supply agreements	**15.4**	**3.1**	13.5	1.9
Technology licenses	**7.4**	**1.9**	3.8	1.3
Other[a]	**3.7**	**1.8**	24.7	4.3
Total	**$43.7**	**$9.4**	$56.6	$8.7

[a] SFAS No. 141 provides that an intangible asset shall be recognized apart from goodwill if it arises from contractual or other legal rights or if it is separable from the acquired entity. In accordance with the transition provisions of the statement, the Company reviewed its intangible assets to determine if they met the new criteria. As a result, it was determined that an other intangible asset of $18.6 million did not meet the new criteria and should thus be recognized as goodwill upon adoption of SFAS No. 142.

Total accumulated amortization for goodwill and other intangible assets amounted to $76.8 million and $73.9 million at December 31, 2002 and 2001, respectively. As of December 31, 2002, the estimated aggregate amortization expense for each of the five succeeding years is as follows [in millions]:

ESTIMATED ANNUAL AMORTIZATION EXPENSE:

2003	$3.1
2004	3.0
2005	3.0
2006	2.8
2007	2.8

The following table represents the changes in the carrying amount of goodwill for the year ended December 31, 2002 [in millions]:

	Environmental Technologies	Process Technologies	Appearance & Performance Technologies	All Other	Total
Balance as of January 1, 2002	$12.3	$108.2	$132.3	$ 0.8	$253.6
Goodwill additions	0.8	–	–	–	0.8
Reclassification of other intangible asset[a]	–	–	18.6	–	18.6
Foreign currency translation adjustment	0.1	0.6	1.1	–	1.8
Purchase accounting adjustment	–	[1.9]	–	–	[1.9]
Other	[0.2]	–	–	[0.3]	[0.5]
Balance as of December 31, 2002	**$13.0**	**$106.9**	**$152.0**	**$ 0.5**	**$272.4**

[a] SFAS No. 141 provides that an intangible asset shall be recognized apart from goodwill if it arises from contractual or other legal rights or if it is separable from the acquired entity. In accordance with the transition provisions of the statement, the Company reviewed its intangible assets to determine if they met the new criteria. As a result, it was determined that an other intangible asset of $18.6 million did not meet the new criteria and should thus be recognized as goodwill upon adoption of SFAS No. 142.

4. ACQUISITIONS AND DIVESTITURES

In November 2002, the Company acquired certain operating assets of Shuozhou Anpeak Kaolin Co., Ltd., a China-based producer of calcined kaolin products for approximately $12.1 million. This acquisition enhances the Company's ability to provide specialty mineral technologies to the Asian market. This acquisition was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Appearance and Performance Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. Pro forma information is not provided because the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

In October 2001, the Company acquired the fats and oils catalyst business of Süd Chemie for approximately $13.6 million. This acquisition broadened the Company's catalyst technology offering to oleochemical markets. This acquisition was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Process Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired based on their fair values, while the remaining balance was recorded as goodwill. Pro forma information is not provided since the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

During 2000, the Company recorded a gain of $24.8 million [$17.0 million after tax] on the sale of its metal-joining products business located in Warwick, Rhode Island. In addition, the Company recorded a loss of $6.0 million [$4.1 million after tax] associated with the divestiture of the International Dioxide, Inc. business unit.

In September 2000, the Company acquired a polyolefin catalyst business located in Tarragona, Spain from Targor GmbH, a subsidiary of BASF AG, for approximately $35.1 million. As part of the acquisition, the Company obtained a supply agreement to become the exclusive supplier of polyolefin catalysts to Novolen Technology Holdings C.V. This acquisition was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Process Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on their fair values. Pro forma information is not provided since the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

5. SPECIAL AND OTHER CHARGES

In the second quarter of 2002, the Company recorded a charge of $3.1 million [$1.9 million after tax] primarily related to a manufacturing consolidation plan within a business that serves the aerospace turbine-engine overhaul and repair market in the Company's Environmental Technologies segment. This charge includes asset write-offs of $1.7 million, employee severance costs of $0.6 million and other exit costs of $0.8 million related to the plant closure. The employee severance charges include an actual reduction of 43 salaried employees. These actions are expected to be substantially complete by the end of 2003.

In the second quarter of 2002, the Company recorded a gain of $11.0 million [$6.8 million after tax] related to insurance settlements stemming from events in 1997 and 1998 in which Engelhard and other companies were victimized in an elaborate scheme involving base-metal inventories held in third-party warehouses in Japan. A special charge recorded by the Company in 1997 included an inventory loss of approximately $40 million associated with the Japan matter. An additional $20 million inventory loss was recorded in 1998. In the first quarter of 1998, the Company recorded a receivable from insurance carriers and third parties involved for approximately $20 million. As of June 30, 2002, the Company had recovered $11.2 million. In July 2002, the Company received an additional $19.8 million, net of legal fees, from insurance settlements reached in June. Accordingly, the Company recorded a gain of $11.0 million in the second quarter of 2002 in its Materials Services segment.

The Company recorded a charge of $7.1 million [$4.3 million after tax] in the second quarter of 2001 related to the redeployment of assets between the Company's kaolin-based operations in Middle Georgia and its petroleum refining catalyst facility in Savannah, Georgia. Some assets previously dedicated to providing kaolin-based products to the paper industry are being redirected to enable the Company to produce more value-added catalyst technologies for petroleum refining. This charge includes employee severance costs of $3.2 million, asset write-offs of $2.6 million and other costs of $1.3 million related to the asset redeployment actions and productivity initiatives. The actual number of employees terminated as a result of this action was 213 and these employees were primarily located at the Middle Georgia facility. This charge was recorded in the Appearance and Performance Technologies segment. These actions were substantially complete by the end of 2002.

The Company recorded special and other charges of $134.2 million [$92.0 million after tax] in 2000 for a variety of events.

The following table sets forth the impact of these charges in the Company's 2000 "Consolidated Statements of Earnings":

FINANCIAL IMPACT

[in millions]	Total
Cost of sales	$ [27.1]
Selling, administrative and other expenses	[23.8]
Special charge	[82.5]
Operating loss	[133.4]
Equity in losses of affiliates	[0.8]
Loss before income taxes	[134.2]
Income tax benefit	42.2
Net loss	**$ [92.0]**

The 2000 special and other charges are described below:

The Environmental Technologies segment incurred charges of $15.4 million, primarily related to additional provisions for warranty costs associated with the segment's stationary-source, emission-control capital equipment business, which was sold in 1998.

The Process Technologies segment incurred charges of $5.5 million, primarily for the write-off of the unamortized balance of a customer supply agreement recognized in connection with the acquisition of the chemical catalyst businesses of Mallinckrodt Inc. in 1998. The Company does not expect future deliveries under the contract.

The Appearance and Performance Technologies segment incurred charges of $50.5 million, including the write-down of assets of $30.4 million in the segment's colors business, the write-off of $4.6 million of obsolete inventory within the segment's minerals business, charges of $3.6 million related to the Company's decision to divest its 50%-owned interest in the Dnipro Kaolin [Ukraine] joint venture, which had previously generated immaterial losses, charges of $3.5 million related to the write-off of an obsolete computer system and other charges of $8.4 million.

As a result of declining sales, a shift in product mix to higher volume, low-gross-profit products and severe price pressure for all product lines, the colors business continued operating at a loss in 2000. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company performed an impairment review of its long-lived assets. During the fourth quarter of 2000, the Company determined that the estimated future undiscounted cash flows of the segment's colors business were below the carrying value of its assets. Accordingly, the Company adjusted the carrying value of the long-lived assets and goodwill to their estimated fair values. The estimated fair values of the machinery and equipment and goodwill were based on anticipated future cash flows discounted at a rate commensurate with the Company's estimated cost of capital. The resulting impairment charge consisted primarily of a write-down of machinery and equipment.

Based on a reassessment of the volumes of usable crude kaolin contained in stockpiles in Middle Georgia, a determination was made to adjust quantities downward resulting in a charge of $4.6 million. Crude kaolin is used to produce high-quality pigments and additives for a variety of end markets.

Within the Company's "All Other" category, the Company incurred special and other charges of $62.8 million, primarily related to the decision to exit from its residual, desiccant-based, climate-control-system business. This business comprised the Company's HexCore subsidiary and a cost-based investment in Fresh Air Solutions, a limited partnership. These charges primarily result from asset write-offs and recognition of the Company's obligation under a guarantee. Revenues and net losses from the HexCore subsidiary were immaterial for each of the three years ended December 31, 2000.

With regard to the special charges incurred in 2000, non-separation-related cash spending consisted primarily of obligations under guarantees related to the Fresh Air Solutions limited partnership. Spending consisted of payments related to the shutdown of facilities and the satisfaction of warranty obligations. The actions undertaken by the Company in relation to the 2000 special and other charges were substantially complete by the end of 2002.

The following table sets forth the components of the Company's reserves for restructuring costs:

RESTRUCTURING RESERVES

[in millions]	Separations			Other			
	Pre-2001	2001	**2002**	Pre-2001	2001	**2002**	Total
Balance at December 31, 1999	$ 3.2	$ –	**$ –**	$ 1.9	$ –	**$ –**	$ 5.1
Cash spending	[2.3]	–	**–**	[1.1]	–	**–**	[3.4]
Provision	1.1	–	**–**	17.2	–	**–**	18.3
Balance at December 31, 2000	2.0	–	**–**	18.0	–	**–**	20.0
Cash spending	[1.2]	[1.4]	**–**	[13.2]	–	**–**	[15.8]
Provision	–	3.2	**–**	–	1.3	**–**	4.5
Balance at December 31, 2001	0.8	1.8	**–**	4.8	1.3	**–**	8.7
Cash spending	[0.6]	[1.8]	**[0.3]**	[1.7]	[0.7]	**[0.2]**	[5.3]
Provision	–	–	**0.6**	–	–	**0.8**	1.4
Balance at December 31, 2002	**$ 0.2**	**$ –**	**$ 0.3**	**$ 3.1**	**$ 0.6**	**$ 0.6**	**$ 4.8**

6. GUARANTEES AND WARRANTIES

In the normal course of business, the Company incurs obligations with regard to its contract completion and product performance. Under certain circumstances, these obligations are supported through the issuance of letters of credit. At December 31, 2002, the aggregate outstanding amount of letters of credit supporting such obligations amounted to $132.3 million, of which $122.7 million will expire in less than one year [of which $80.0 million will not be renewed], $1.3 million will expire in two to three years, $0.2 million will expire in four to five years, and $8.1 million will expire after five years. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations as the Company anticipates fulfilling its performance obligations.

The Company accrues for anticipated product warranty expenses on certain products in the non-automotive businesses of its Environmental Technologies segment and its Ventures segment. This is not a customary practice within the Company's other segments. Accruals for anticipated warranty liabilities are recorded based upon a review of historical warranty claims experience. Adjustments are made to accruals as claim data and historical experience warrant. The Company also incurs discretionary costs to service its products in connection with product performance issues.

The following table sets forth information regarding the Company's product warranty reserves [in millions]:

	2002	2001	2000
Balance at beginning of year	**$ 14.7**	$15.9	$ 4.6
Payments	**[10.1]**	[1.6]	[3.5]
Provision	**11.4**	0.4	14.8
Reversal of reserve[a]	**[4.9]**	–	–
Balance at end of year	**$ 11.1**	$14.7	$15.9

[a] In 2002, the Company reduced its warranty accrual for a particular stationary-source, emission-control capital equipment project by $4.9 million as a result of improved catalyst technology.

7. INVENTORIES

Inventories consist of the following:

INVENTORIES

[in millions]	2002	2001
Raw materials	**$ 95.4**	$ 92.0
Work in process	**77.0**	67.2
Finished goods	**237.4**	221.8
Precious metals	**17.4**	20.6
Total inventories	**$427.2**	$401.6

The majority of the Company's physical metal is carried in the committed metal positions line on the balance sheet at fair value with the remainder carried in the inventory line at historical cost. The remaining portion of precious metals are stated at LIFO cost. The market value of the precious metals recorded at LIFO exceeded cost by $58.3 million and $111.1 million at December 31, 2002 and 2001, respectively. Net earnings include after-tax gains of $3.1 million in 2002, $3.4 million in 2001 and $2.5 million in 2000 from the sale of precious metals accounted for under the LIFO method.

In the normal course of business, certain customers and suppliers deposit significant quantities of precious metals with the Company under a variety of arrangements. Equivalent quantities of precious metals are returnable as product or in other forms. Metals held for the accounts of customers and suppliers are not reflected in the Company's financial statements.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

PROPERTY, PLANT AND EQUIPMENT

[in millions]	2002	2001
Land	**$ 27.8**	$ 29.2
Buildings and building improvements	**244.4**	217.6
Machinery and equipment	**1,508.6**	1,416.2
Construction in progress	**94.6**	126.4
Mineral deposits and mine development costs	**73.8**	75.6
	1,949.2	1,865.0
Accumulated depreciation and depletion	**1,088.7**	1,042.5
Property, plant and equipment, net	**$ 860.5**	$ 822.5

Mineral deposits and mine development costs consist of industrial mineral reserves including kaolin, attapulgite and mica. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals.

The Company capitalized interest of $3.0 million in 2002 and 2001, and $3.9 million in 2000.

9. INVESTMENTS

The Company has investments in affiliates that are accounted for under the equity method. These investments are N.E. Chemcat Corporation [N.E. Chemcat], Heesung-Engelhard, Engelhard-CLAL and Prodrive-Engelhard. N.E. Chemcat is a 38.8%-owned, publicly traded Japanese corporation and a leading producer of automotive and chemical catalysts, electronic chemicals and other precious-metals-based products. Heesung-Engelhard, a 49%-owned joint venture in South Korea, manufactures and markets catalyst products for automobiles. Engelhard-CLAL, a 50%-owned joint venture, manufactures and markets certain products containing precious metals. Prodrive-Engelhard, a 50%-owned joint venture in the United States, specializes in the design, development and testing of vehicle emission systems.

The unaudited financial information below represents a summary of the Company's Engelhard-CLAL investment on a 100% basis, unless otherwise noted:

FINANCIAL INFORMATION [unaudited]

[in millions]	2002	2001	2000
Earnings data:			
Revenue	**$366.9**	$892.1	$1,228.8
Gross profit	**32.7**	51.6	96.4
Net earnings	**[18.6]**	28.4	27.2
Engelhard's equity investment impairment	**[57.7]**	–	–
Engelhard's equity in net earnings	**1.6**	14.2	11.0
Balance sheet data:			
Current assets	**$148.8**	$264.9	$ 266.4
Noncurrent assets	**23.2**	42.3	60.1
Current liabilities	**63.2**	100.4	123.6
Noncurrent liabilities	**3.6**	27.1	34.5
Net assets	**105.2**	179.7	168.4
Engelhard's equity investment	**6.0**	88.6	78.5

In the third quarter of 2002, the Company recorded an impairment charge of $57.7 million associated with its Engelhard-CLAL joint venture. On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL. The adoption of this plan will cause the joint venture to incur certain costs which will reduce the future cash flows of the joint venture and has caused the Company to include the associated currency translation loss in the carrying value of the investment. The Company has recognized the resulting impairment and reduced the carrying amount of the investment to its fair value. The Company previously disclosed that upon adoption of a plan to liquidate the joint venture, an impairment would likely be recognized. The Company received a distribution in the form of cash and operating assets of appoximately $16.0 million in the fourth quarter of 2002 net of the working capital requirements of the distributed operating assets. The Company expects to receive an additional distribution in the first half of 2003.

The unaudited financial information below represents an aggregation of the Company's nonsubsidiary affiliates, excluding Engelhard-CLAL, on a 100% basis, unless otherwise noted:

FINANCIAL INFORMATION [unaudited]

[in millions]	2002	2001	2000
Earnings data:			
Revenue	**$644.6**	$748.2	$657.3
Gross profit	**109.7**	106.4	98.8
Net earnings	**33.2**	34.4	33.0
Engelhard's equity in net earnings	**14.6**	14.9	13.2
Balance sheet data:			
Current assets	**$306.0**	$286.6	$342.8
Noncurrent assets	**182.6**	165.5	153.6
Current liabilities	**155.8**	148.5	177.9
Noncurrent liabilities	**24.7**	20.8	28.4
Net assets	**308.1**	282.8	290.1
Engelhard's equity investment	**126.8**	116.3	115.4

The Company's share of undistributed earnings of affiliated companies included in consolidated retained earnings were earnings of $41.4 million, $87.1 million and $60.3 million in 2002, 2001 and 2000, respectively. Dividends from affiliated companies were $3.9 million in 2002, $4.2 million in 2001 and $4.4 million in 2000.

In the second quarter of 2002, the Company recorded an impairment charge of $6.7 million [$4.1 million after tax] associated with a non-equity investment. The write-down was taken to reflect the lower current value of an investment in fuel-cell developer Plug Power Inc. This investment was made as part of agreements between the two companies for development of advanced materials for fuel cells. The carrying amount of this investment has been reduced to its estimated fair value based on quoted market prices. The Company considered this market decline to be other than temporary. Plug Power Inc. designs and develops on-site electric power generation systems utilizing proton exchange membrane fuel cells for stationary applications. This impairment charge was reported in the Company's "All Other" category and was recorded in "[Loss]/gain on investments, net" in the Company's "Consolidated Statements of Earnings."

10. COMMITTED METAL POSITIONS AND HEDGED METAL OBLIGATIONS

Both spot metal positions and derivative instruments are stated at fair value. Fair value is based on published market prices. The following table sets forth the Company's unhedged metal positions included in committed metal positions on the Company's "Consolidated Balance Sheets":

METAL POSITIONS INFORMATION

[in millions]	2002		2001	
	Gross position	Value	Gross position	Value
Platinum group metals	**Long**	**$16.6**	Long	$44.3
Gold	**Long**	**1.1**	Long	0.2
Silver	**Long**	**0.4**	Long	0.9
Base metals	**Short**	**2.3**	Short	5.9
Total unhedged metal positions		**$20.4**		$51.3

Committed metal positions include significant advances made for the purchase of precious metals that have been delivered to the Company but for which the final purchase price has not yet been determined. As of December 31, 2002, the aggregate market value of metals purchased under a contract for which a provisional price had been paid had fallen below the amounts advanced by a total of $332.2 million. This excess may grow or may be eliminated based on market price changes. In March 2003 an agreement was reached that, when performed, including receipt of cash by the Company, will result in the elimination of this excess. The Company expects that no loss will be incurred due to non-performance.

Derivative metal and foreign currency instruments are used to hedge metal positions and obligations. As of December 31, 2002, over 98% of these instruments have settlement terms of less than one year, with the remaining instruments expected to settle within 15 months. These derivative metal and foreign currency instruments consist of the following:

METAL HEDGING INSTRUMENTS

[in millions]	2002		2001	
	Buy	Sell	Buy	Sell
Metal forwards/futures	**$1,234.5**	**$494.4**	$1,510.5	$699.1
Eurodollar futures	**113.0**	**86.0**	93.2	127.2
Swaps	**4.7**	**7.7**	38.3	24.1
Options	**101.7**	**98.7**	72.0	64.4
Foreign exchange forwards/futures	**-**	**93.1**	-	24.8

11. FINANCIAL INSTRUMENTS

The Company's nonderivative financial instruments consist primarily of cash in banks, temporary investments, accounts receivable and debt. The fair value of financial instruments in working capital approximates book value. The fair value of long-term debt was $267.0 million as of December 31, 2002 and $235.8 million as of December 31, 2001 based on prevailing interest rates at those dates, compared with a book value of $247.8 million as of December 31, 2002 and $237.9 million as of December 31, 2001.

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of major industries, customers and geographic areas. A centralized credit committee reviews significant credit transactions and risk-management issues before the granting of credit, and an appropriate level of reserves is maintained.

In addition, the Company monitors the financial condition of its customers to help ensure collections and to minimize losses.

FOREIGN CURRENCY INSTRUMENTS Aggregate foreign exchange transaction gains and losses were not significant for any year presented. The following table sets forth, in U.S. dollars, the Company's open foreign exchange contracts used for hedging other than metal-related transactions as of the respective year-ends [see Note 10, "Committed Metal Positions and Hedged Metal Obligations," for further detail]:

FOREIGN EXCHANGE CONTRACTS INFORMATION

[in millions]	2002		2001	
	Buy	Sell	Buy	Sell
Japanese yen	**$14.7**	**$ 0.3**	$ 0.3	$ 7.2
Australian dollar	**–**	**0.1**	–	–
Euro	**34.0**	**60.0**	5.1	63.3
South African rand	**–**	**7.2**	–	3.7
British pound	**–**	**–**	7.2	–
Brazilian real	**–**	**0.8**	–	–
Total open foreign exchange contracts	**$48.7**	**$68.4**	$12.6	$74.2

None of these contracts exceeds a year in duration. These contracts were marked to market at December 31, 2002 and 2001.

12. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At December 31, 2002, the Company had two unsecured committed revolving credit agreements for $400 million each with a group of major North American banks and foreign banks. The $400 million, five-year agreement expires in May 2006, and the $400 million, 364-day agreement expires in May 2003. In connection with these credit facilities, the Company has agreed to certain covenants, including maintaining a debt-to-EBITDA ratio of less than 3:1 [as defined in the credit agreements]. At December 31, 2002, the Company was fully compliant with all of its debt covenants. Facility fees are paid to the bank group for these lines. Management intends to renew the $400 million committed credit facility that expires in May 2003.

At December 31, 2002 and 2001, short-term bank borrowings were $136.7 million and $198.8 million, respectively. Weighted-average interest rates were 2.0%, 4.1% and 6.4% during 2002, 2001 and 2000, respectively. Long-term debt due within one year was $0.2 million at December 31, 2002 and $0.1 million at December 31, 2001.

At December 31, 2002 and 2001, commercial paper borrowings were $212.0 million and $190.2 million, respectively. Weighted-average interest rates were 1.9%, 4.1% and 6.3% during 2002, 2001 and 2000, respectively.

Unused, uncommitted lines of credit available were $471 million at December 31, 2002. The Company's lines of credit with its banks are available in accordance with normal terms for prime commercial borrowers and are not subject to commitment fees or other restrictions.

The Company has filed a shelf registration for $300 million of corporate debt. Plans to issue long-term debt in 2003 are under consideration by management.

The following table sets forth the components of long-term debt:

DEBT INFORMATION

[in millions]	2002	2001
Notes, with a weighted-average interest rate of 12.1%, due 2003–2006	**$ 14.1**	$ 14.1
7.375% Notes, due 2006, net of discount	**107.0**	98.0
6.95% Notes, due 2028, net of discount	**118.6**	118.5
Industrial revenue bonds, 5.375%, due 2006	**6.5**	6.5
Foreign bank loans with a weighted-average interest rate of 7.0%, due 2004	**1.2**	0.2
Other, with a weighted-average rate of 6.3%, due 2003–2007	**0.6**	0.7
	248.0	238.0
Amounts due within one year	**0.2**	0.1
Total long-term debt	**$247.8**	$237.9

As of December 31, 2002, the aggregate maturities of long-term debt for the succeeding five years are as follows: $0.2 million in 2003,

$1.3 million in 2004, $0.1 million in 2005, $127.6 million in 2006, $0.2 million in 2007 and $118.6 million thereafter.

Interest expense was $27.4 million in 2002, compared with $47.3 million in 2001 and $64.8 million in 2000. Interest expense in 2002 and 2001 decreased due to decreased borrowings and lower short-term interest rates. Interest income was $2.0 million in 2002, $3.3 million in 2001 and $2.1 million in 2000.

13. INCOME TAXES

The components of income tax expense are shown in the following table:

INCOME TAX EXPENSE

[in millions]	2002	2001	2000
Current income tax expense			
Federal	**$24.8**	$ 8.8	$105.7
State and local	**13.3**	3.3	10.1
Foreign	**15.6**	27.5	14.5
	53.7	39.6	130.3
Deferred income tax expense/[benefit]			
Federal	**12.3**	38.1	[55.1]
State and local	**[1.1]**	6.5	[11.3]
Foreign	**1.6**	[4.5]	13.5
	12.8	40.1	[52.9]
Income tax expense	**$66.5**	$79.7	$ 77.4

The foreign portion of earnings before income tax expense was $10.1 million in 2002, $112.6 million in 2001 and $126.3 million in 2000. The decrease in 2002 was primarily due to the Engelhard-CLAL equity investment impairment charge of $57.7 million recorded in the third quarter of 2002. Taxes on income of foreign consolidated subsidiaries and affiliates are provided at the tax rates applicable to their respective foreign tax jurisdictions.

The following table sets forth the components of the net deferred tax asset that result from temporary differences between the amounts of assets and liabilities recognized for financial reporting and tax purposes:

NET DEFERRED INCOME TAX ASSET

[in millions]	2002	2001
Deferred tax assets		
Accrued liabilities	**$ 167.0**	$168.8
Noncurrent liabilities	**60.4**	65.1
Unrealized net loss – pension asset	**51.0**	21.0
Tax credits/carryforwards	**65.1**	6.5
Total deferred tax assets	**343.5**	261.4
Valuation allowance	**[11.7]**	[8.6]
Total deferred tax assets, net of valuation allowance	**331.8**	252.8
Deferred tax liabilities		
Prepaid pension expense	**[45.6]**	[30.5]
Property, plant and equipment	**[38.8]**	[2.2]
Timing of dealing results	**[71.3]**	[12.8]
Other assets	**[64.4]**	[36.7]
Total deferred tax liabilities	**[220.1]**	[82.2]
Net deferred tax asset	**$ 111.7**	$170.6

Net current deferred tax assets of $60.2 million [net of a $1.2 million valuation allowance] and $99.9 million [net of a $1.2 million valuation allowance] at December 31, 2002 and December 31, 2001, respectively, are included in other current assets and net noncurrent deferred tax assets of $51.5 million [net of a $10.5 million valuation allowance] and $70.7 million [net of a $7.4 million valuation allowance] at December 31, 2002 and December 31, 2001, respectively, are included in other intangible and noncurrent assets in the Company's "Consolidated Balance Sheets."

At December 31, 2002, the Company had approximately $13.6 million of foreign tax credit carryforwards of which $8.7 million will expire in 2006 and $4.9 million will expire in 2007. The Company had a $4.9 million valuation allowance against these foreign tax credits. The Company also had approximately $7.5 million of foreign net operating losses of which $5.3 million will expire in 2005, $0.5 million will expire in 2007 and $1.7 million will carry forward indefinitely. Minimum tax credit carryforwards at December 31, 2002 totaled approximately $31.7 million and will carry forward indefinitely. At December 31, 2002, the Company also had approximately $282.1 million of State net operating loss carryforwards of which $5.0 million will expire in 2006, $158.8 million will expire in 2008, $9.5 million will expire in 2011, $27.7 million will expire in 2016 and $81.1 million will expire in 2021. The carryback of U.S. tax losses resulting from temporary differences related to the timing of dealing results substantially increased deferred tax assets in 2002 primarily from tax credit carryforwards.

A reconciliation of the difference between the Company's consolidated income tax expense and the expense computed at the federal statutory rate is shown in the following table:

CONSOLIDATED INCOME TAX EXPENSE RECONCILIATION

[in millions]	2002	2001	2000
Income tax expense at federal statutory rate	**$ 83.3**	$106.8	$ 86.0
State income taxes, net of federal effect	**7.9**	5.4	4.0
Percentage depletion	**[19.5]**	[7.8]	[9.8]
Equity earnings	**[3.6]**	[3.5]	[3.4]
Equity investment impairment with no tax benefit	**20.2**	–	–
Taxes on foreign income which differ from U.S. statutory rate	**3.0**	1.5	9.5
Tax credits/carrybacks	**[18.7]**	[20.3]	[11.1]
Export sales exclusion	**[10.5]**	[6.8]	[7.9]
Non-deductible goodwill	**-**	2.0	2.9
Valuation allowance	**5.6**	[2.5]	3.6
Other items, net	**[1.2]**	4.9	3.6
Income tax expense	**$ 66.5**	$ 79.7	$ 77.4

No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries because such earnings are expected to be reinvested indefinitely in the subsidiaries' operations. At December 31, 2002, the Company's share of the cumulative undistributed earnings of foreign subsidiaries upon which taxes have not been provided was approximately $510.0 million. It is not practical to estimate the amount of additional tax, net of applicable foreign tax credits, that might be payable on these foreign earnings in the event of distribution or sale. However, under existing law, foreign tax credits would be available to substantially reduce U.S. taxes payable.

14. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has related party transactions with its equity affiliates, including N.E. Chemcat, Engelhard-CLAL and Heesung-Engelhard. The Company's transactions with such entities amounted to: purchases-from of $26.0 million in 2002, $4.0 million in 2001 and $5.5 million in 2000; sales-to of $36.4 million in 2002, $17.1 million in 2001 and $27.8 million in 2000; and metal leasing-to of $1.1 million in 2002, $2.6 million in 2001 and $9.9 million in 2000. At December 31, 2002 and 2001, net amounts due to such entities totaled $1.9 million and $1.3 million, respectively.

Citibank, N.A., a subsidiary of Citigroup Inc., which reports beneficial ownership of more than 5% of our Common Stock, participated with other lenders in lines of credit available to Engelhard under revolving credit facilities. Citibank's total commitment is $34,000,000, none of which was drawn in 2002. In 2002, Citibank received an initial fee of $59,000 and annual facility fees of $33,000 for these facilities. We use subsidiaries of Citigroup, as well as other firms, to provide cash management services to Engelhard. Fees to subsidiaries of Citigroup for these services aggregated less than $60,000 in 2002. In addition, Barclays Global Investors, N.A., which reports beneficial ownership of more than 5% of our Common Stock, provides certain investment management services to Engelhard's pension plans. Fees for such services aggregated approximately $130,000 in 2002.

Barclays Bank, plc, an affiliate of Barclays Global Investors, subsidiaries of Citigroup and other firms, engage in foreign exchange and commodities transactions with Engelhard in the ordinary course of business. All of these transactions are negotiated at arms length as principals in competitive markets. During 2002, foreign exchange and metals transactions with subsidiaries of Citigroup aggregated approximately $190,000,000 and metals transactions with Barclays Bank, plc aggregated approximately $50,000,000. In addition, during 2002, Engelhard provided services in precious metals financing transactions in which subsidiaries of Citigroup and Barclays Bank, plc received funds from third parties. Engelhard received approximately $230,000 in fees from subsidiaries of Citigroup and approximately $37,000 in net revenues from these transactions in which Barclays Bank, plc participated.

15. BENEFITS

The Company has domestic and foreign pension plans covering substantially all employees. Plans covering most salaried employees generally provide benefits based on years of service and the employee's final average compensation. Plans covering most hourly bargaining unit members generally provide benefits of stated amounts for each year of service. The Company makes contributions to the plans as required and to such extent contributions are currently deductible for tax purposes. Plan assets primarily consist of listed stocks, fixed income securities and cash.

The following table sets forth the plans' funded status:

FUNDED STATUS

[in millions]	2002	2001
CHANGE IN PROJECTED BENEFIT OBLIGATION		
Projected benefit obligation at beginning of year	**$ 452.7**	$416.0
Service cost	**15.6**	14.7
Interest cost	**32.3**	29.9
Plan amendments	**3.9**	1.2
Engelhard-CLAL asset distribution	**22.3**	–
Actuarial losses	**39.0**	20.5
Benefits paid	**[34.8]**	[27.1]
Foreign exchange	**10.1**	[2.5]
Projected benefit obligation at end of year	**$ 541.1**	$452.7
CHANGE IN PLAN ASSETS		
Fair value of plan assets at beginning of year	**$ 382.7**	$488.6
Actual loss on plan assets	**[26.6]**	[80.4]
Employer contribution	**56.3**	4.8
Benefits paid	**[34.8]**	[27.1]
Engelhard-CLAL asset distribution	**18.1**	–
Foreign exchange	**9.6**	[3.2]
Fair value of plan assets at end of year	**$ 405.3**	$382.7
Funded status	**$[135.8]**	$ [70.0]
Unrecognized net actuarial loss	**236.5**	123.4
Unrecognized prior service cost	**13.2**	9.7
Unrecognized transition asset, net of amortization	**-**	[0.1]
Fourth quarter contribution	**0.4**	0.2
Prepaid pension asset	**$ 114.3**	$ 63.2
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:		
Prepaid benefit cost	**$ 67.9**	$ 68.6
Accrued benefit liability	**[94.4]**	[54.3]
Intangible asset	**5.9**	5.9
Accumulated other comprehensive loss	**134.9**	43.0
Net amount recognized	**$ 114.3**	$ 63.2

The prepaid pension asset balances of $67.9 million and $68.6 million at December 31, 2002 and December 31, 2001, respectively, and the intangible asset balances of $5.9 million at December 31, 2002 and 2001 are included in other intangible and noncurrent assets in the Company's "Consolidated Balance Sheets." The Company recorded a minimum pension liability adjustment of $91.9 million [$57.7 million after tax] in 2002 and a minimum pension liability adjustment of $43.0 million [$25.4 million after tax] in 2001. These adjustments were recognized and charged to "Accumulated Other Comprehensive Loss" within shareholders' equity. The aggregate accumulated benefit obligation [ABO] for plans with ABOs in excess of plan assets was $389 million in 2002. The fair value of assets for plans with ABOs in excess of plan assets was $296 million in 2002.

The components of net periodic pension expense for all plans are shown in the following table:

NET PERIODIC PENSION EXPENSE

[in millions]	2002	2001	2000
Service cost	**$ 15.6**	$ 14.7	$ 13.3
Interest cost	**32.3**	29.9	26.8
Expected return on plan assets	**[41.1]**	[40.7]	[37.7]
Amortization of prior service cost	**1.5**	2.2	1.9
Amortization of transition asset	**[0.1]**	[0.5]	[0.6]
Recognized actuarial loss	**4.1**	2.5	2.9
Net periodic pension expense	**$ 12.3**	$ 8.1	$ 6.6

The Company uses September 30 as the measurement date for pension assets and liabilities. The assumptions chosen to measure the current years' liabilities are also used to determine the subsequent years' net periodic pension expense. The following table sets forth the key weighted-average assumptions used in determining the worldwide projected benefit obligation:

	2002	2001	2000
Discount rate	**6.6%**	7.2%	7.4%
Rate of compensation increase	**3.8%**	4.2%	4.4%
Expected return on plan assets	**9.7%**	10.0%	10.3%

The Company also sponsors three savings plans covering certain salaried and hourly paid employees. The Company's contributions, which may equal up to 50% of certain employee contributions, were $4.3 million in 2002, $4.1 million in 2001 and $3.9 million in 2000. These amounts were recorded as an expense in the Company's "Consolidated Statements of Earnings."

The Company also currently provides postretirement medical and life insurance benefits to certain retirees [and their spouses], certain disabled employees [and their families] and spouses of certain deceased employees. Substantially all U.S. salaried employees and certain hourly paid employees are eligible for these benefits, which are paid through the Company's general health care and life insurance programs, except for certain medicare-eligible salaried and hourly retirees who are provided a defined contribution towards the cost of a partially insured health plan. In addition, the Company provides postemployment benefits to former or inactive employees after employment but before retirement. These benefits are substantially similar to the postretirement benefits, but cover a much smaller group of employees. Effective January 1, 2003, the Company eliminated postretirement benefits for those employees [excluding employees under collective bargaining agreements] hired on or after January 1, 2003.

The following table sets forth the components of the accrued postretirement and postemployment benefit obligation, all of which are unfunded:

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

[in millions]	2002	2001
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	**$128.5**	$123.0
Service cost	**3.1**	2.8
Interest cost	**9.2**	9.1
Actuarial losses	**12.0**	5.5
Engelhard-CLAL asset distribution	**4.9**	–
Benefits paid	**[12.8]**	[11.9]
Benefit obligation at end of year	**$144.9**	$128.5
Unrecognized net loss	**[24.2]**	[11.4]
Unrecognized prior service cost	**10.9**	15.8
Accrued benefit obligation	**$131.6**	$132.9

The postretirement and postemployment benefit balances of $131.6 million and $132.9 million at December 31, 2002 and December 31, 2001, respectively, are included in other noncurrent liabilities in the Company's "Consolidated Balance Sheets."

The components of the net expense for these postretirement and postemployment benefits are shown in the following table:

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

[in millions]	2002	2001	2000
COMPONENTS OF NET PERIODIC BENEFIT COST			
Service cost	**$ 3.1**	$ 2.8	$ 2.8
Interest cost	**9.2**	9.1	8.7
Net amortization	**[5.8]**	[5.8]	[5.8]
Net periodic benefit cost	**$ 6.5**	$ 6.1	$ 5.7

The weighted-average discount rate used in determining the actuarial present value of the accumulated postretirement and postemployment benefit obligation is 6.75% for 2002 and 7.50% for 2001. The average assumed health care cost trend rate used for 2002 is 5% to 10%. A 1% increase in the assumed health care cost trend rate would have increased aggregate service and interest cost in 2002 by $0.8 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2002 by $7.5 million. A 1% decrease in the assumed health care cost trend rate would have decreased aggregate service and interest cost in 2002 by $1.3 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2002 by $12.4 million.

16. STOCK OPTION AND BONUS PLANS

The Company's Stock Option Plans of 1999 and 1991, as amended [the Key Option Plans], generally provide for the granting of options to key employees to purchase an aggregate of 5,500,000 and 16,875,000 common shares, respectively, at fair market value on the date of grant. No options under the Stock Option Plans of 1999 and 1991 may be granted after December 16, 2009 and June 30, 2003, respectively.

In 1993, the Company established the Employee Stock Option Plan of 1993, as amended, which generally provided for the granting to all employees [excluding U.S. bargaining unit employees and key employees eligible under the Key Option Plans] of options to purchase an aggregate of 2,812,500 common shares at fair market value on the date of grant. No additional options may be granted under this plan. In 1995, the Company established the Directors Stock Option Plan, which generally provides for the annual granting to each non-employee director the option to purchase up to 3,000 common shares at the fair market value on the date of grant. Options under all plans become exercisable in four installments beginning after one year, and no options may be exercised after 10 years from the date of grant.

On May 2, 2002, shareholders approved the 2002 long-term incentive compensation plan. The plan provides for the grant to eligible employees and directors of stock options, share appreciation rights [SARs], restricted shares, restricted share units, performance units, and other share based awards. An aggregate of 6,000,000 shares of common stock have been reserved for issuance under the plan, of which no more than 500,000 shares may be issued in connection with awards other than options and SARs. All terms and conditions of each grant are generally set on the date of grant including the grant price of options which is based on the fair market value on the day of grant. No grants may be made under the plan after March 7, 2012.

The weighted-average fair value at date of grant for options granted during 2002, 2001 and 2000 was $8.62, $8.13 and $4.28, respectively. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used:

	2002	2001	2000
Dividend yield	**1.4–1.8%**	1.5–1.8%	2.1–2.4%
Expected volatility	**36%**	35–36%	33%
Risk-free interest rate	**3.1–3.8%**	3.8–5.1%	6.0%
Expected life [years]	**5–6**	5	4–5

Stock option transactions under all plans are as follows:

	2002		2001		2000	
	Number of shares	**Weighted-average exercise price per share**	Number of shares	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per share
Outstanding at beginning of year	**12,915,835**	**$19.32**	17,686,507	$18.20	16,472,791	$18.30
Granted	**1,352,754**	**$25.61**	1,317,008	$24.55	1,611,786	$16.87
Forfeited	**[51,129]**	**$19.56**	[187,330]	$19.40	[255,840]	$19.22
Exercised	**[2,696,603]**	**$18.09**	[5,900,350]	$17.15	[142,230]	$12.14
Outstanding at end of year	**11,520,857**	**$20.34**	12,915,835	$19.32	17,686,507	$18.20
Exercisable at end of year	**7,777,411**	**$19.26**	9,472,409	$18.92	13,692,608	$18.24
Available for future grants	**8,951,711**		4,253,336		5,383,014	

The following table summarizes information about fixed-price options outstanding at December 31, 2002:

		Options outstanding		Options exercisable	
Range of exercise prices	Weighted-average remaining contractual life [years]	Number outstanding at 12/31/02	Weighted-average exercise price	Number outstanding at 12/31/02	Weighted-average exercise price
$14.21 to 19.14	1–2	930,511	$17.05	930,511	$17.05
16.83 to 23.88	4–5	3,600,094	20.38	3,600,094	20.38
17.34 to 21.69	6	1,319,896	18.64	1,199,343	18.59
17.81 to 20.75	7	1,800,088	18.72	1,203,984	18.83
16.84 to 18.75	8	1,275,142	16.87	635,321	16.86
22.75 to 26.90	9	1,245,304	24.63	208,158	23.50
22.80 to 28.75	10	1,349,822	25.61	-	-
		11,520,857	$20.34	7,777,411	$19.26

The Company's Key Employee Stock Bonus Plan, as amended [the Bonus Plan] provides for the award of up to 15,187,500 common shares to key employees as compensation for future services, not exceeding 1,518,750 shares in any year [plus any canceled awards or shares available for award but not previously awarded]. The Bonus Plan terminates on June 30, 2006. Shares awarded vest in five annual installments, provided the recipient is still employed by the Company on the vesting date. Compensation expense is measured on the date the award is granted and is amortized over five years. Shares awarded are considered issued and outstanding at the date of grant and are included in shares outstanding for purposes of computing diluted earnings per share. Employees have both dividend and voting rights on all unvested shares. In 2002 and 2001, the Company granted 158,200 and 423,685 shares to key employees at a fair value of $28.11 and $22.75, respectively, per share. Unvested shares were 674,930 and 626,112 at December 31, 2002 and 2001, respectively.

Compensation expense relating to stock awards was $5.0 million in 2002, $4.4 million in 2001 and $5.0 million in 2000.

The Company has certain deferred compensation arrangements where shares earned under the Engelhard stock bonus plan are deferred and placed in a "Rabbi Trust." Until February 2001, the plan permitted employees to convert their deferred stock balance to deferred cash under certain conditions. In February 2001, the Company terminated this deferred cash option. With the termination of the deferred cash option, increases/decreases in the deferred compensation liability will no longer be recognized in earnings. Shares held in the trust are recorded as treasury stock with the corresponding liability recorded as a credit within shareholders' equity.

For the year ended December 31, 2001, the Company recognized expense of $0.9 million related to the increase in the value of its common stock held in a Rabbi Trust for deferred compensation from $20.38 at December 31, 2000 to $22.65 at February 1, 2001 [as the deferred cash option was terminated at this time]. For the year ended December 31, 2000, the Company recognized expense of $0.4 million related to changes in the value of its common stock held in the Rabbi Trust. The total value of the Rabbi Trust at December 31, 2002 was $9.4 million compared to $8.7 million at December 31, 2001.

17. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" specifies the computation, presentation, and disclosure requirements for basic and diluted earnings per share [EPS]. The following table represents the computation of basic and diluted EPS as required by SFAS No. 128:

EARNINGS PER SHARE COMPUTATIONS

Year ended December 31 [in millions, except per-share data]	2002	2001	2000
BASIC EPS COMPUTATION			
Net income applicable to common shares	**$171.4**	$225.6	$168.3
Average number of shares outstanding – basic	**128.1**	130.0	126.4
Basic earnings per share	**$ 1.34**	$ 1.73	$ 1.33
DILUTED EPS COMPUTATION			
Net income applicable to common shares	**$171.4**	$225.6	$168.3
Average number of shares outstanding – basic	**128.1**	130.0	126.4
Effect of dilutive stock options and other incentives	**2.4**	2.2	0.5
Effect of Rabbi Trust	**–**	–	1.2
Total number of shares outstanding – diluted	**130.5**	132.2	128.1
Diluted earnings per share	**$ 1.31**	$ 1.71	$ 1.31

Options to purchase additional shares of common stock of 1,282,641 [at a price range of $26.90 to $28.75], 570,380 at a price of $26.90 and 11,684,042 [at a price range of $17.50 to $23.88] were outstanding at the end of 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average annual market price of the common shares. Shares held in the Rabbi Trust were excluded from basic shares outstanding in 2000. Effective February 2001, the Company terminated the deferred cash option of the Rabbi Trust. With the termination of this option, shares held in the Rabbi Trust were included in basic shares outstanding in 2001 and 2002.

18. BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

The Company has four reportable business segments: Environmental Technologies, Process Technologies, Appearance and Performance Technologies, and Materials Services.

The Environmental Technologies segment, located principally in the United States, Europe and South Africa, markets cost-effective compliance with environmental regulations enabled by sophisticated emission-control technologies and systems.

The Process Technologies segment, located principally in the United States and Europe, enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

The Appearance and Performance Technologies segment, located principally in the United States, South Korea, China and Finland, provides pigments, effect materials and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets including coatings, plastics, cosmetics, construction and paper. This segment's products help customers improve the look, performance and overall cost of their products. This segment is also the internal supply source of precursors for some of the Company's advanced refining-process catalysts.

The Materials Services segment, located principally in the United States, Europe and Japan, serves the Company's technology segments, their customers and others with precious and base metals and related services. This is a distribution and materials services business that purchases and sells precious metals, base metals and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers the related services of precious-metal refining and storage and produces salts and solutions.

Within the "All Other" category, sales to external customers and operating earnings/[losses] are derived primarily from the Ventures business. The sale of precious metals accounted for under the LIFO method, royalty income and other miscellaneous income and expense items not related to the reportable segments are included in the "All Other" category.

The majority of Corporate operating expenses have been charged to the segments on either a direct-service basis or as part of a general allocation. Environmental Technologies and, to a much lesser extent, Process Technologies utilize metal in their factories in excess of that provided by customers. This metal is provided by Materials Services.

The following table presents certain data by business segment:

BUSINESS SEGMENT INFORMATION

[in millions]	Environmental Technologies	Process Technologies	Appearance & Performance Technologies	Materials Services	Reportable segments subtotal	All Other	Total
2002							
Net sales to external customers	**$680.4**	**$538.8**	**$650.8**	**$1,836.0**	**$3,706.0**	**$ 47.6**	**$3,753.6**
Operating earnings/[loss]	**109.2**	**93.0**	**87.1**	**52.7**	**342.0**	**[30.5][a]**	**311.5**
Special [charge]/credit	**[3.1]**	**–**	**–**	**11.0**	**7.9**	**–**	**7.9**
Interest income	**–**	**–**	**–**	**–**	**–**	**2.0**	**2.0**
Interest expense	**–**	**–**	**–**	**–**	**–**	**27.4**	**27.4**
Depreciation, depletion and amortization	**27.0**	**24.0**	**46.0**	**2.3**	**99.3**	**14.3**	**113.6**
Equity in earnings of affiliates	**8.2**	**–**	**–**	**–**	**8.2**	**8.0**	**16.2**
Equity investment impairment	**–**	**–**	**–**	**–**	**–**	**57.7**	**57.7**
Income taxes	**–**	**–**	**–**	**–**	**–**	**66.5**	**66.5**
Total assets	**595.2**	**572.4**	**795.3**	**641.2**	**2,604.1**	**416.6**	**3,020.7**
Equity investments	**31.5**	**–**	**–**	**–**	**31.5**	**101.3**	**132.8**
Capital expenditures	**40.2**	**18.4**	**29.4**	**5.2**	**93.2**	**20.1**	**113.3**
2001							
Net sales to external customers	$646.7	$568.2	$634.4	$3,207.9	$5,057.2	$ 39.7	$5,096.9
Operating earnings/[loss]	142.4	94.3	46.5	56.1	339.3	[19.2][a]	320.1
Special charge	–	–	[7.1]	–	[7.1]	–	[7.1]
Interest income	–	–	–	–	–	3.3	3.3
Interest expense	–	–	–	–	–	47.3	47.3
Depreciation, depletion and amortization	21.5	24.6	51.4	1.3	98.8	9.7	108.5
Equity in earnings of affiliates	8.6	–	–	–	8.6	20.5	29.1
Income taxes	–	–	–	–	–	79.7	79.7
Total assets	506.9	563.4	799.7	593.1	2,463.1	532.4	2,995.5
Equity investments	23.0	–	–	–	23.0	181.9	204.9
Capital expenditures	68.7	30.4	36.9	8.2	144.2	24.7	168.9
2000							
Net sales to external customers	$636.7	$566.6	$684.4	$3,614.2	$5,501.9	$ 40.7	$5,542.6
Operating earnings/[loss], excluding special and other charges	131.8	86.5	80.2	129.3	427.8	[29.0][a]	398.8
Special and other charges	[15.4]	[5.5]	[49.7]	–	[70.6]	[62.8]	[133.4]
Operating earnings/[loss], as reported	116.4	81.0	30.5	129.3	357.2	[91.8]	265.4
Interest income	–	–	–	–	–	2.1	2.1
Interest expense	–	–	–	–	–	64.8	64.8
Depreciation, depletion and amortization	21.6	28.2	51.0	1.5	102.3	14.8	117.1
Equity in earnings/[loss] of affiliates	6.6	–	[1.2]	–	5.4	18.8	24.2
Income taxes	–	–	–	–	–	77.4	77.4
Total assets	492.8	540.1	825.0	790.2	2,648.1	518.7	3,166.8
Equity investments	15.7	–	–	–	15.7	178.2	193.9
Capital expenditures	40.2	30.5	45.9	1.0	117.6	19.0	136.6

[a] Includes pretax gains on the sale of certain precious metals accounted for under the LIFO method of $5.1 million in 2002, $5.3 million in 2001 and $3.9 million in 2000.

The following table presents certain data by geographic area:

GEOGRAPHIC AREA DATA

[in millions]	2002	2001	2000
Net sales to external customers:			
United States	**$2,010.4**	$2,983.9	$3,559.3
International	**1,743.2**	2,113.0	1,983.3
Total consolidated net sales to external customers	**$3,753.6**	$5,096.9	$5,542.6
Long-lived assets:			
United States	**$1,089.3**	$1,092.5	$1,065.6
International	**216.5**	245.1	205.0
Total long-lived assets	**$1,305.8**	$1,337.6	$1,270.6

The Company's international operations are predominantly based in Europe.

The following table reconciles segment operating earnings with earnings before income taxes as shown in the Company's "Consolidated Statements of Earnings":

SEGMENT RECONCILIATIONS

[in millions]	2002	2001	2000
Net sales to external customers:			
Net sales for reportable segments	**$3,706.0**	$5,057.2	$5,501.9
Net sales for other business units	**35.0**	32.0	37.7
All other	**12.6**	7.7	3.0
Total consolidated net sales to external customers	**$3,753.6**	$5,096.9	$5,542.6
Earnings before income taxes:			
Operating earnings for reportable segments	**$ 342.0**	$ 339.3	$ 357.2
Operating earnings/[loss] for other business units	**0.4**	[0.9]	[35.6]
Special and other charges – Corporate	**-**	–	[28.3]
Other operating loss – Corporate	**[30.9]**	[18.3]	[27.9]
Total operating earnings	**$ 311.5**	$ 320.1	$ 265.4
Interest income	**2.0**	3.3	2.1
Interest expense	**[27.4]**	[47.3]	[64.8]
Equity in earnings of affiliates	**16.2**	29.1	24.2
Equity investment impairment	**[57.7]**	–	–
[Loss]/gain on investments, net	**[6.7]**	–	18.8
Earnings before income taxes	**$ 237.9**	$ 305.2	$ 245.7
Total assets			
Total assets for reportable segments	**$2,604.1**	$2,463.1	$2,648.1
Assets for other business units	**30.3**	28.5	29.1
All other	**386.3**	503.9	489.6
Total consolidated assets	**$3,020.7**	$2,995.5	$3,166.8
Equity investments for reportable segments	**$ 31.5**	$ 23.0	$ 15.7
Equity investments – All other	**101.3**	181.9	178.2
Other investments not carried on the equity method	**4.0**	8.6	6.2
Total investments	**$ 136.8**	$ 213.5	$ 200.1

An unaffiliated customer of the Environmental Technologies and Materials Services segments accounted for approximately $625 million, $796 million and $830 million of the Company's net sales in 2002, 2001 and 2000, respectively.

19. LEASE COMMITMENTS

The Company rents real property and equipment under long-term operating leases. Rent expense and sublease income for all operating leases are summarized as follows:

[in millions]	**2002**	2001	2000
Rents paid	**$35.2**	$33.0	$26.7
Less: sublease income	**[1.1]**	[1.3]	[0.8]
Rent expense, net	**$34.1**	$31.7	$25.9

Future minimum rent payments at December 31, 2002, required under noncancellable operating leases, having initial or remaining lease terms in excess of one year, are as follows:

[in millions]	
2003	$ 35.0
2004	32.3
2005	20.4
2006	13.8
2007	12.0
Thereafter	76.9
Total minimum lease payments	190.4
Less: minimum sublease income	[3.7]
Net minimum lease payments	$186.7

In 2000, the Company entered into a sale-leaseback transaction for $97.3 million for machinery and equipment that is used in the Process Technologies segment. The term of this operating lease is five years. The Company intends to renew this lease at the end of the lease term in 2005. In 1998, the Company entered into a sale-leaseback transaction for $67.2 million for property that serves as the principal executive and administrative offices of the Company and its operating businesses. The term of this operating lease is 20 years.

20. ENVIRONMENTAL COSTS

With the oversight of environmental agencies, the Company is currently preparing, has under review, or is implementing environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites, including Plainville, Massachusetts. The Company is continuing to investigate contamination at Plainville under a 1993 agreement with the United States Environmental Protection Agency [EPA]. The Company is continuing to address decommissioning issues under authority delegated by the Nuclear Regulatory Commission to the Commonwealth of Massachusetts. A Salt Lake City, Utah site was sold in 2002, with the primary liability for remediating the site contractually transferred to the buyer and Engelhard remaining responsible for specified remediation costs.

In addition, as of December 31, 2002, twelve sites have been identified at which the Company believes liability as a potentially responsible party is probable under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or similar state laws [collectively referred to as Superfund] for the cleanup of contamination resulting from the historic disposal of hazardous substances allegedly generated by the Company, among others. Superfund imposes strict, joint and several liability under certain circumstances. In many cases, the dollar amount of the claim is unspecified and claims have been asserted against a number of other entities for the same relief sought from the Company. Based on existing information, the Company believes that it is a de minimis contributor of hazardous substances at a number of the sites referenced above. Subject to the reopening of existing settlement agreements for extraordinary circumstances or natural resource damages, the Company has settled a number of other cleanup proceedings. The Company has also responded to information requests from EPA and state regulatory authorities in connection with other Superfund sites.

The accruals for environmental cleanup-related costs recorded in the consolidated balance sheets at December 31, 2002 and 2001 were $18.5 million and $23.2 million, respectively, including $0.1 million and $0.6 million, respectively, for Superfund sites. These amounts represent those costs that the Company believes are probable and reasonably estimable. Based on currently available information and analysis, the Company's accrual represents approximately 40% of what it believes are the reasonably possible environmental cleanup-related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based.

Cash payments for environmental cleanup-related matters were $1.8 million in 2002 and $1.7 million in both 2001 and 2000. The amounts accrued in connection with environmental cleanup-related matters were not significant over this time period.

For the past three-year period, environmental-related capital projects have averaged less than 10% of the Company's total capital expenditure programs, and the expense of environmental compliance [e.g., environmental testing, permits, consultants and in-house staff] was not material.

There can be no assurances that environmental laws and regulations will not become more stringent in the future or that the Company will not incur significant costs in the future to comply with such laws and regulations. Based on existing information and currently enacted environmental laws and regulations, cash payments for environmental cleanup-related matters are projected to be $2.9 million for 2003, which has already been accrued. Further, the Company anticipates that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels. While it is not possible to predict with certainty, management believes environmental cleanup-related reserves at December 31, 2002 are reasonable and adequate, and environmental matters are not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on the Company's operating results or cash flows.

21. LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in numerous proceedings that allege that the plaintiffs were injured from exposure to hazardous substances purportedly supplied by the Company and other defendants or that existed on company premises. The Company is also subject to a number of environmental contingencies [see Note 20, "Environmental Costs," for further detail] and is a defendant in a number of lawsuits covering a wide range of other matters. In some of these matters, the remedies sought or damages claimed are substantial. While it is not possible to predict with certainty the ultimate outcome of these lawsuits or the resolution of the environmental contingencies, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on financial condition. These matters, if resolved in a manner different from management's current expectations, could have a material adverse effect on the Company's operating results or cash flows.

In 1998, management learned that Engelhard and several other companies operating in Japan had been victims of an elaborate scheme involving base-metal inventory held in third-party warehouses in Japan. The inventory loss was approximately $40 million in 1997 and $20 million in 1998. In the first quarter of 1998, Engelhard recorded a receivable from the insurance carriers and third parties involved for approximately $20 million. This amount represented management's and counsel's best estimate of the minimum probable recovery from the various insurance policies and other parties involved in the fraudulent scheme. As of June 30, 2002, the Company had recovered $11.2 million. In July 2002, the

Company received an additional $19.8 million, net of legal fees, from insurance settlements reached in June. Accordingly, the Company recorded a gain of $11.0 million [$6.8 million after tax] in the second quarter of 2002 in its Materials Services segment.

The Company is involved in a value-added tax dispute in Peru. Management believes the Company was targeted by corrupt officials within a former Peruvian government. On December 2, 1999, Engelhard Peru, S.A., a wholly owned subsidiary, was denied refund claims of approximately $28 million. The Peruvian tax authority also determined that Engelhard Peru, S.A. is liable for approximately $63 million in refunds previously paid, fines and interest as of December 31, 1999. Interest and fines continue to accrue at rates established by Peruvian law. The Peruvian Tax Court ruled on February 11, 2003 that Engelhard Peru, S.A. was liable for these amounts, overruling precedent to apply a "form over substance" theory without any determination of fraudulent participation by Engelhard Peru, S.A. The Tax Court is part of the Peruvian Ministry of Economics and Finance. Engelhard Peru, S.A. is contesting these determinations vigorously, and management believes, based on consultation with counsel, that Engelhard Peru, S.A. is entitled to all refunds claimed and is not liable for these additional taxes, fines or interest. In late October 2000, a criminal proceeding alleging tax fraud and forgery related to this value-added tax dispute was initiated against two Lima-based officials of Engelhard Peru, S.A. Although Engelhard Peru, S.A. is not a defendant, it may be civilly liable in Peru if its representatives are found responsible for criminal conduct. In its own investigation, and in detailed review of the materials presented in Peru, management has not seen any evidence of tax fraud by these officials. Accordingly, Engelhard Peru, S.A. is assisting in the vigorous defense of this proceeding. Management believes the maximum economic exposure is limited to the aggregate value of all assets of Engelhard Peru, S.A. That amount, which is approximately $30 million including unpaid refunds, has been fully provided for in the accounts of the Company.

On October 29, 2002, a jury in the New York County Supreme Court awarded the Company $29.8 million in damages in a breach of contract action the Company had brought against Research Corporation and Research Corporation Technologies in 1998. The jury found that the defendants did not share with the Company all of the royalties to which the Company was entitled under a royalty-sharing agreement it entered into with Research Corporation in 1979. Statutory interest to the date of the verdict would have increased the amount awarded to approximately $42.2 million. On March 21, 2003, the Company entered into a settlement agreement, releasing this claim in exchange for payment of $38 million.

22. COMPREHENSIVE INCOME

Changes in accumulated comprehensive income/[loss] are as follows:

[in millions]	Cash flow derivative adjustment, net of tax	Foreign currency translation adjustment	Minimum pension liability adjustment, net of tax	Investment adjustment, net of tax	Total accumulated other comprehensive income/[loss]
Balance at December 31, 1999	$ –	$ [30.1]	$ [1.0]	$ –	$ [31.1]
Period change	–	[20.9]	1.0	–	[19.9]
Balance at December 31, 2000	–	[51.0]	–	–	[51.0]
Period change	[4.6]	[51.0]	[25.4]	–	[81.0]
Balance at December 31, 2001	[4.6]	[102.0]	[25.4]	–	[132.0]
Period change	4.4	70.3	[57.7]	[0.2]	16.8
Balance at December 31, 2002	**$[0.2]**	**$ [31.7]**	**$[83.1]**	**$[0.2]**	**$[115.2]**

23. SUPPLEMENTAL INFORMATION

The following table presents certain supplementary information to the Company's "Consolidated Statements of Cash Flows":

SUPPLEMENTARY CASH FLOW INFORMATION

[in millions]	2002	2001	2000
Cash paid during the year for:			
Interest	$ 28.1	$ 48.7	$ 61.7
Income taxes	31.4	95.1	60.9
Materials Services related:			
Change in assets and liabilities – source/[use]:			
Receivables	$ [4.5]	$ 13.5	$ 0.4
Committed metal positions	[25.3]	62.3	[150.4]
Inventories	[1.0]	–	[0.3]
Other current assets	16.4	2.2	22.9
Other noncurrent assets	0.2	0.2	0.2
Accounts payable	11.8	[16.6]	[32.9]
Accrued liabilities	[27.7]	[1.9]	44.5
Net cash flows from changes in assets and liabilities	**$[30.1]**	$ 59.7	$[115.6]
All other:			
Change in assets and liabilities – source/[use]:			
Special and other charges	$ –	$ 7.1	$ 133.4
Receivables	7.7	98.0	[79.8]
Inventories	[7.4]	[29.2]	[22.4]
Other current assets	[0.9]	15.8	[52.6]
Other noncurrent assets	6.0	8.1	[13.4]
Accounts payable	27.9	[32.8]	13.1
Accrued liabilities	[7.1]	[69.6]	76.6
Noncurrent liabilities	[30.9]	[20.5]	[6.0]
Net cash flows from changes in assets and liabilities	**$ [4.7]**	$[23.1]	$ 48.9

The following tables present certain supplementary information to the Company's "Consolidated Balance Sheets":

SUPPLEMENTARY BALANCE SHEET INFORMATION

OTHER CURRENT ASSETS

[in millions]	2002	2001
Prepaid insurance	$ 10.3	$ 8.1
Current deferred taxes	60.2	99.9
Other	24.4	34.3
Other current assets	**$ 94.9**	$142.3

OTHER CURRENT LIABILITIES

[in millions]	2002	2001
Income taxes payable	$ 59.2	$ 79.2
Payroll-related accruals	69.4	77.9
Deferred revenue	10.3	43.9
Interest payable	3.1	3.8
Restructuring reserves	4.8	8.7
Product warranty reserves	11.1	14.7
Environmental accrual	2.8	7.5
Refining reserves	3.0	6.6
Other	111.6	99.4
Other current liabilities	**$275.3**	$341.7

MANAGEMENT'S REPORT

The Company is responsible for preparation of the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows. They have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis, and management believes that they present fairly the Company's consolidated financial position, results of operations and cash flows. The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year-end, is the responsibility of management. To fulfill this responsibility, an internal control structure, designed to protect the Company's assets and properly record transactions and events as they take place, has been developed, placed in operation and maintained. The internal control structure is supported by a program of internal audits and is tested and evaluated by the independent auditors to the extent considered necessary by them in expressing an opinion on the consolidated financial statements. The Board of Directors pursues its responsibility for financial information and review through an Audit Committee of Directors who are not employees. The internal auditors and the independent auditors have full and free access to the Committee, and periodically the Committee meets to discuss the results of audits, the adequacy of the internal control structure and the quality of financial reporting.

Barry W. Perry
Chairman and Chief Executive Officer

Michael A. Sperduto
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Engelhard Corporation:

We have audited the accompanying consolidated balance sheet of Engelhard Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, cash flows and shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Engelhard Corporation and subsidiaries as of and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 31, 2002, before the revisions and disclosures described below.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Engelhard Corporation and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As described in Notes 1 and 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ["Statement"] No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

As discussed above, the consolidated financial statements for Engelhard Corporation as of December 31, 2001 and 2000, and for the years then ended were audited by other auditors who have ceased operations. These consolidated financial statements have been revised to include the transitional requirements of Statement No. 142 which impacted the classification of goodwill and other intangible assets in the consolidated balance sheet and Note 3, and, in Note 23, the Company separately disclosed cash flows from changes in assets and liabilities related to Materials Services. Our audit procedures consisted of agreeing the previously reported net income and earnings per share amounts in Note 3 to previously reported amounts, and the additional and expanded disclosures in Notes 3 and 23 to underlying records obtained from management, and testing the mathematical accuracy of the tables in the aforementioned notes. In our opinion these revisions and disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the Company's consolidated financial statements for 2001 and 2000 other than with respect to such revisions and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 and 2000 consolidated financial statements taken as a whole.

Ernst + Young LLP

Ernst & Young LLP
MetroPark, New Jersey

February 4, 2003, except for the February 11 and March 2003 events disclosed in Notes 10 and 21, as to which the date is March 21, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Engelhard Corporation:

We have audited the accompanying consolidated balance sheets of Engelhard Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engelhard Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen L.L.P.

Arthur Andersen LLP
New York, New York
January 31, 2002

Note: Reprinted above is a copy of the report previously expressed by such firm which has ceased operations. The reprinting of this report is not equivalent to a current reissuance of such report as would be required if such firm was still operating. The consolidated balance sheet as of December 31, 2001 and the consolidated statements of earnings, cash flows and shareholders' equity for the two years ended December 31, 2001 referred to in this report have been included in the accompanying financial statements. Because such firm has not consented to the inclusion of this report in this annual report, your ability to make a claim against such firm may be limited or prohibited.

DIRECTORS, OFFICERS AND MANAGEMENT

BOARD OF DIRECTORS

BARRY W. PERRY 1,4
Chairman and
Chief Executive Officer
Engelhard Corporation

MARION H. ANTONINI 1,3,4
Operating Principal
Kohlberg & Company

LOUIS J. GIULIANO
Chairman, President and
Chief Executive Officer
ITT Industries, Inc.

JAMES V. NAPIER 2,3,4
Retired Chairman of the Board
Scientific-Atlanta, Inc.

NORMA T. PACE 2,4
Partner
Paper Analytics Associates

HENRY R. SLACK 3,4
Chairman
Terra Industries Inc.

DOUGLAS G. WATSON 1,2
Chief Executive Officer
Pittencrieff Glen Associates

1 – Executive Committee
[Barry W. Perry, Chairman]

2 – Audit Committee
[Douglas G. Watson, Chairman]

3 – Compensation Committee and Stock Option/Stock Bonus Committee [Marion H. Antonini, Chairman]

4 – Pension and Employee Benefit Plans Committee
[James V. Napier, Chairman]

OFFICERS AND MANAGEMENT

BARRY W. PERRY
Chairman and
Chief Executive Officer

ARTHUR A. DORNBUSCH, II
Vice President,
General Counsel and Secretary

MARK DRESNER
Vice President,
Corporate Communications

JOHN C. HESS
Vice President,
Human Resources

GEORGE C. HSU
Vice President,
Engelhard Corporation
President,
Engelhard Asia Pacific, Inc.

STEPHEN D. LUX
Group Vice President and
General Manager,
Appearance and Performance
Technologies

ERIC P. MARTENS
Group Vice President and
General Manager,
Materials Services

PETER B. MARTIN
Vice President,
Investor Relations

MICHAEL T. MCDONNELL
Vice President,
Enterprise Technologies

ALAN J. SHAW
Controller

MICHAEL A. SPERDUTO
Vice President and
Chief Financial Officer

VICTOR L. SPRENGER
Group Vice President and
General Manager,
Process Technologies

EDMUND A. STANCZAK, JR.
Group Vice President and
General Manager,
Environmental Technologies

DAVID M. WEXLER
Vice President,
Mergers and Acquisitions

EDWARD T. WOLYNIC
Group Vice President and
General Manager,
Strategic Technologies and
Chief Technology Officer

ANNUAL SHAREHOLDERS' MEETING

The annual meeting of shareholders of Engelhard Corporation will be held at The Sheraton at Woodbridge Place, 515 Route 1 South, Iselin, NJ on Thursday, May 1, 2003 at 9:00 a.m. Eastern Daylight Time.

COMMON STOCK LISTINGS

New York
Chicago [Options]
London
Switzerland
NYSE Trading Symbol: EC

OFFICE OF INVESTOR RELATIONS

Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770
Investor.Relations@engelhard.com
1-800-458-9823
1-732-205-5000

SEC FORM 10-K

Copies of Engelhard's Form 10-K report to the Securities and Exchange Commission for 2002 are available to shareholders. Please mail or e-mail your request for copies to the Investor Relations office.

DIVIDEND DISBURSING AGENT, DIVIDEND REINVESTMENT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-851-9677
www.melloninvestor.com

For the hearing and speech impaired, telecommunications devices for the deaf [TDD] are available at 1-800-231-5469. Callers from outside the United States may call at 1-201-329-8660.

DIVIDEND REINVESTMENT PLAN

Engelhard Corporation offers shareholders the opportunity to participate in a convenient and cost-saving program that automatically reinvests dividends in the purchase of additional shares of common stock. For information on the plan, contact Mellon Investor Services.

DUPLICATE MAILINGS

Shareholders receiving multiple copies of Engelhard reports can help reduce printing and mailing costs. Please notify us of duplicate mailings by providing the appropriate names and account numbers to:

Mellon Investor Services
Record Keeping
85 Challenger Road
Ridgefield Park, NJ 07660

[Notification will not affect dividend or proxy mailings.]

TRADEMARKS

Product designations appearing in *italics* throughout this publication are either registered or unregistered trademarks and service marks of Engelhard Corporation and its various operations.

ADDITIONAL INFORMATION

A comprehensive guide to company developments, including current earnings reports, dividend information, stock price performance and key investment ratios, is available on Engelhard's Web site at www.engelhard.com. Click on "Investor Information."

This annual report is printed on paper enhanced by Engelhard's high-performance kaolin-based pigments.

COMMON STOCK DATA [UNAUDITED]

As of March 1, 2003, there were 5,199 holders of record of Engelhard's common stock. The range of market prices and cash dividends paid for each quarterly period were:

	NYSE Market Price High	Low	Cash dividends paid per share
2002			
First quarter	**$31.16**	**$25.02**	**$0.10**
Second quarter	**33.00**	**26.62**	**0.10**
Third quarter	**29.00**	**22.44**	**0.10**
Fourth quarter	**25.44**	**21.18**	**0.10**
2001			
First quarter	$27.35	$19.31	$0.10
Second quarter	29.20	24.10	0.10
Third quarter	27.23	18.20	0.10
Fourth quarter	28.40	22.27	0.10

ENGELHARD IT.

[continued from Book 2 photography]

AT HOME

5 **Cosmetics, personal care products and nail polish** [special-effect pigments, process catalysts, performance minerals, color pigments, iridescent films] 6 **Colognes, perfumes and their packaging** [process catalysts, special-effect pigments, performance materials, color pigments, iridescent films] 7 **Detergents and fabric softeners** [specialty zeolites, process catalysts, performance minerals] 8 **Detergent and fabric softener bottles and boxes** [process catalysts, color pigments, pigments and extenders for paper, performance minerals, special-effect pigments] 9 **Heavy-board packaging** [performance minerals, process catalysts, pigments and extenders for paper, color pigments, special-effect pigments] 10 **Wallpaper** [performance minerals, process catalysts, color pigments, special-effect pigments, iridescent films] 11 **Interior paint** [color pigments and dispersions, performance minerals] 12 **Linoleum flooring** [performance minerals, process catalysts, color pigments, special-effect pigments] 13 **Crayons** [color pigments, performance minerals] 14 **Television** [color pigments, precious metals, performance minerals, special-effect pigments, desiccants] 15 **Cables and wires** [performance minerals, color pigments, special-effect pigments, desiccants] 16 **Iron** [process catalysts, performance minerals, special-effect pigments] 17 **Leather bag** [special-effect pigments, color pigments, desiccants]

IN THE CITY

5 **Catalytic converter** [emission-control catalysts, coating technologies, performance minerals, precious metals] 6 **Makeup and personal care products** [special-effect pigments, performance minerals, process catalysts, iridescent film, trend and color forecasting, color pigments] 7 **Sneakers** [performance minerals, process catalysts, color pigments, special-effect pigments, antimicrobials] 8 **Clothing with synthetic fibers or decoration** [process catalysts, performance minerals, color pigments, iridescent films, special-effect pigments] 9 **Bottled beverages** [polyolefin catalysts, process catalysts, performance minerals, color pigments, special-effect pigments] 10 **Leather upholstery** [special-effect pigments, desiccants] 11 **Heated seats** [specialty fabricated precious metal products] 12 **Automotive finishes** [special-effect pigments, color pigments, performance minerals] 13 **Rear-window defroster** [specialty fabricated precious metal products] 14 **Battery casings, bumpers, carpet backing and fibers and instrument panels** [polyolefin catalysts, process catalysts, performance minerals, color pigments, special-effect pigments] 15 **Engine parts, oils and lubricants** [precious metals, cracking catalysts and additives, process catalysts, desiccants] 16 **Yellow traffic line and traffic signs** [color pigments] 17 **LP gas for vendor cart** [cracking catalysts and additives] 18 **Mustard and its container** [process catalysts, color pigments]

THE GREAT OUTDOORS

5 **Tent** [process catalysts, polyolefin catalysts, desiccants and adsorbents, color pigments, performance minerals, special-effect pigments] 6 **Propane lamp** [cracking catalysts and additives, process catalysts, color pigments, performance minerals] 7 **Chainsaw** [engine testing, precious and base metals, cracking catalysts and additives, process catalysts, performance minerals, color pigments] 8 **Automotive finishes** [special-effect pigments, color pigments, performance minerals] 9 **Rear-window defroster** [specialty fabricated precious metal products] 10 **Battery casings, bumpers, carpet backing and fibers and instrument panels** [polyolefin catalysts, process catalysts, performance minerals, color pigments, special-effect pigments] 11 **Engine parts, oils and lubricants** [precious metals, cracking catalysts and additives, process catalysts, desiccants] 12 **Water canteen** [polyolefin catalysts, process catalysts, color pigments, performance minerals, special-effect pigments] 13 **Fishing rod, line and lures** [process catalysts, performance minerals, color pigments, special-effect pigments, iridescent films] 14 **Folding chair** [polyolefin catalysts, process catalysts, color pigments, performance minerals] 15 **Cooler** [process catalysts, color pigments, special-effect pigments]

BACKYARD BARBECUE

5 **Airplane** [ozone-abatement catalyst system, thermal spray and coating technologies, specialty fabricated precious metal products, emission-control catalyst systems, precious metals, desiccants and adsorbents, color pigments, performance minerals, special-effect pigments] 6 **Bottled beverages** [polyolefin catalysts, process catalysts, performance minerals, color pigments, special-effect pigments] 7 **Propane grill** [cracking catalysts, performance minerals, color pigments, specialty fabricated precious metal products] 8 **Lawn and garden treatments and their packaging** [crop protectants, process catalysts, performance minerals, color pigments] 9 **Potato chips, cookies and other food packaging** [polyolefin catalysts, process catalysts, color pigments, pigments and extenders for paper, special-effect pigments] 10 **Cardboard box for beverages** [performance minerals, color pigments, pigments and extenders for paper, special-effect pigments, process catalysts] 11 **Trimmers** [emission system design and development, emission-control catalyst and related system technologies, process catalysts, precious and base metals, performance minerals, color pigments] 12 **White-painted fence** [performance minerals, color pigments and dispersions] 13 **Screen-printed fabrics** [color pigments, special-effect pigments] 14 **Mustard and its container** [process catalysts, color pigments] 15 **Sneakers** [performance minerals, process catalysts, color pigments, special-effect pigments, desiccants] 16 **Blue sky** [emission system design and development, emission-control catalyst and related system technologies, fuel cell materials, ozone-abatement catalyst and systems, thermal spray and coating technologies, performance minerals, cracking catalysts and additives, antimicrobials]

Design by Addison www.addison.com Book 1 photography by Michael Prince Book 2 photography by Rafael Fuchs

Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, New Jersey 08830-0770
www.engelhard.com

ENGELHARD
Change the nature of things.

1 to solve ingeniously, often by applying an extraordinary expertise in surface and materials science, changing the nature of a product, a market or the world

en•gel•hard [en'gəl härd']

TRANSITIVE VERB

Invent it.

Develop it.

Accelerate it.

Market it.

Share it.

Improve it.

Simplify it.

Redefine it.

ENGELHARD IT.

How one Engelhard team did all of this and more ...



MITCH WILLIS
PROCESS TECHNOLOGIES

We did what wa
cases that meant t
But we made those c
value for the corpora


The results, and the experiences we had working together, we're all extremely positive. We look forward to continuing our close partnership and to duplicating this type of success again and again."
CURT MARTIN
APPEARANCE AND PERFORMANCE TECHNOLOGIES



BRUCE LERNER
PROCESS TECHNOLOGIES
Our new strategic direction helped us not only to see what was possible, but enabled us to achieve it. By thinking differently, we did things we wouldn't have even dreamed of a couple years ago.

JOEL HUTWELKER

APPEARANCE AND PERFORMANCE TECHNOLOGIES



In the end, we all became better stewards of the company. And we realized how much more we could accomplish by breaking down the old barriers between business units.

We had to fundamentally change the nature of [illegible] things. Our focus [illegible] improvement, not cost-cutting[illegible] cost-cutting goals [illegible]



JEFF DIXON

JEFF DIXON

APPEARANCE AND PERFORMANCE TECHNOLOGIES,
MAINTENANCE AND ENGINEERING


C.P. KELKAR
PROCESS TECHNOLOGIES,
R&D
Working seamlessly, the team leveraged 30+ years of
NOx chemistry knowledge. Combined with our under-
standing of catalytic cracking units, we developed and
commercialized an emissions solution for petroleum

To Engelhard means to redefine old ways of doing business, constantly develop resourceful ways to create new technologies, boost productivity, share ideas, leverage competencies and collaborate more effectively. It also means transforming a significant challenge into an opportunity to deliver growth and exceptional value ...

Recently, two of our business groups were facing daunting challenges. Both were dealing with rising costs, increased competition and pricing pressures. But with similar technologies, customer relationships and market conditions, we saw an opportunity.

The solution ... **ENGELHARD IT.**

Appearance and Performance Technologies was struggling with overcapacity in a key market – paper. Growth in the paper industry had slowed to a snail's pace. With increasing cost pressures and demand dropping, it was time to reassess our product offering. In the past, we might have slashed costs and boosted production to recapture market share. But that would limit our ability to respond quickly when, once again, the paper market began to grow.

Meanwhile, another group, Process Technologies, had tapped a technology developed from the basic materials expertise used in pigments to create a revolutionary new product for oil refining – *NaphthaMax* catalyst. *NaphthaMax* boosts gasoline yields from a large refinery unit by as much as 40,000 gallons a day. [That's worth about $12 million more a year for our customer.] Trouble was, we couldn't manufacture it fast enough to meet demand. In the past, we probably would have invested capital to expand production capacity – a costly solution.

We saw better options. Our technology for the paper market is kaolin based. Highly engineered materials technology is also fundamental to *NaphthaMax*. Because there are no limits to what we can dream up, create or improve when we liberally share ideas and resources across our company, we saw a single solution.

Together, we redeployed assets between two groups to produce more of this unique, engineered material – accelerating the market penetration of *NaphthaMax*. We also consolidated product lines – discontinuing paper market products no longer in high demand – shut down inefficient equipment and improved quality. This helped Appearance and Performance Technologies lower its overall operating costs while boosting productivity. At the same time, it helped Process Technologies meet the growing demand for *NaphthaMax* more quickly … without the need for additional capital.

We also saw an opportunity to meet another pressing need. [That's what market-driven companies do!] Oil refiners are under growing regulatory pressure to reduce nitric oxide and other harmful emissions from their production processes. The challenge: help them meet this need cost effectively and do it in a matter of months, not years. No easy task, considering the industry standard for new product development is generally one to two years.

That didn't stop Engelhard. We leveraged our core competencies and tapped into years of experience in our Environmental Technologies Group to develop an ingenious new additive – *CLEANOx* – that destroys pollutants in the oil refining process before they become harmful emissions – all without diluting the effectiveness of the catalyst. And we did it in just six months.

As you see, **to Engelhard** can be a very positive action. In this case, it created additional production capacity with no additional capital. It freed up capacity to grow specialty kaolin-based technologies for exciting new markets, while retaining the same output potential for serving our paper customers . . . all achieved with a lower overall cost structure. Guess what? Shareholders gain as well.

By leveraging technology across the enterprise, new products such as *NaphthaMax* and extraordinary productivity gains are providing the growth needed to meet our goals over the coming years. And more is on the way.

By working closely together – capitalizing on our commonalities instead of hiding behind our differences – we are now able to shape our markets rather than just react to them.

Over the past two years, we have communicated a new view of the company. More and more people have translated that view into personal actions that have created opportunity and results . . . demonstrating the value and power imbedded in Engelhard. And that's what we mean when we say, "**ENGELHARD IT**!"